
11006105

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

**For the month of MARCH 2011**

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2011
WASH, D.C.
211
SECTION

Date: 03/23/2011

By: *Noella Lessard*
**Name: Noella Lessard**
**Title: Executive Secretary**

Exhibit 1

**Technical Report and Recommendations Summer 2010 Geological Reconnaissance Program – Poste Lemoyne Extension Property, Québec – Virginia Mines Inc. February 2011**

Prepared by: Alain Cayer, M.Sc., P. Geo – Services Techniques Geonordic

8 paper copies

000-29880
Commission File Number

**ITEM 1 TITLE PAGE**

Form 43-101
Technical Report


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2011
WASH, D.C.
211
SECTION

Technical Report and Recommendations
Summer 2010 Geological Reconnaissance Program

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

February 2011

Prepared by:

Alain Cayer, M.Sc., P. Geo.

Services Techniques Geonordic Inc.

## ITEM 2 TABLE OF CONTENTS

## ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 605 map-designated claims covering 30,964 hectares (309.65 $km^2$) held 100% by Virginia Mines. Some claims of the property are subject to 1% N.S.R. to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami. The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, along the southern contact with the sedimentary package referred to as the Laguiche Group in the Opinaca Subprovince. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes, and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks, and granitic and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches the amphibolite facies.

The geological reconnaissance campaign launched in the summer of 2008 continued into 2010 to cover new areas around LG3 Reservoir. Many gold anomalies were uncovered on the PS and David grids, as well as on a regional scale. In the David Grid area and its immediate surroundings, gold mineralization is mainly observed in a quartz- and feldspar-phyric felsic intrusion (I1 QFP) some 75 to 200 metres thick. This intrusion shows many deformation and alteration (Si, SR) corridors a few metres wide each, with pyrite mineralization (<10%). Some mineral occurrences are also found within a dioritic mylonite with <5% pyrite, and to the south of the grid, in a few centimetre- to decimetre-scale iron formations horizons. In the Reservoir area, gold anomalies occur in a diorite some 10 metres thick, strongly deformed and altered to silica and K-feldspar. This diorite occurs at the contact between tonalitic gneisses and an ultramafic unit. Unfortunately, follow-up work could not be performed on many of these anomalies. Next table lists the best gold anomalies from the 2010 field campaign.

| Area | Sample | Grade | UTM Nad 27 Zone 18 | |
|---|---|---|---|---|
| | | | East | North |
| David Grid | 172560 | 3.98 g/t Au (boulder) | 469371 | 5928941 |
| | 216590 | 2.74 g/t Au, 2.7 g/t Ag | 469887 | 5928971 |
| David Area | 216701 | 11.03 g/t Au (boulder) | 467672 | 5928468 |
| | 217227 | 3.60 g/t Au | 468463 | 5928152 |
| | 217231 | 2.64 g/t Au | 468462 | 5928147 |
| | 174785 | 2.40 g/t Au | 468461 | 5928145 |
| LG3 Area | 217255 | 3.87 g/t Au, 9.9 g/t Ag, 1.0% Cu | 460418 | 5927444 |
| | 221013 | 1.44 g/t Au | 460305 | 5927466 |

The 2010 campaign also uncovered new molybdenum, silver, lead and zinc occurrences in the new claims acquired in 2010. These mineralized zones occur as disseminations or veinlets in an intrusive with a high concentration of feldspar phenocrysts (0.3 to 10.0 cm), and in metre-scale deformation zones crosscutting the ultramafic unit along the southern contact. They exhibit several features typical of porphyry-Mo systems. All of these base metal anomalies could not be followed up due to variations in the reservoir water level. The best base metal occurrences are lists in the next table.

| Area | Sample | Grade | UTM Nad 27 Zone 18 | |
|---|---|---|---|---|
| | | | East | North |
| David Area | 174412 | 11.42% Pb, 0,10% Zn, 12.60 g/t Ag | 467824 | 5929252 |
| | 174554 | 10.64% Pb, 17.80 g/t Ag | 467859 | 5929254 |
| | 174441 | 8.86% Pb, 1.26% Zn, 13.20 g/t Ag | 467842 | 5929263 |
| | 174444 | 2.72% Zn, 10.10 g/t Ag, 0.03% Mo | 467832 | 5929250 |
| | 174447 | 70.10 g/t Ag, 0.07 g/t Au | 467817 | 5929247 |
| LG3 Reservoir | 221321 | 175.40 g/t Ag, 0.27% Pb, 0.01 g/t Au | 465379 | 5929034 |
| | 221066 | 98.10 g/t Ag, 0.33% Pb, 0.02% Mo | 465329 | 5929061 |
| | 221129 | 94.00 g/t Ag, 0.19% Mo | 465263 | 5928580 |
| | 219416 | 4.47% Mo, 5.20 g/t Ag, 0.55% Cu, 4.37 g/t Re | 459706 | 5926459 |
| | 219409 | 1.59% Mo, 30.80 g/t Ag, 0.68 g/t Re | 459046 | 5926749 |
| | 221116 | 1.28% Mo, 2.30 g/t Ag, 2.77 g/t Re | 464960 | 5928632 |

In parallel with the reconnaissance program, a till sampling program as well as a trenching campaign were completed. The latter was carried out using a small hydraulic excavator over specific geological, geophysical, and geochemical anomalies defined during the 2009 and 2010 exploration programs. After receiving preliminary results, six trenches were excavated up-ice from the strongest gold anomalies in till. More than 15 till samples yielded between 104 and 692 gold grains in the David area. The next table lists the best gold intersections.

| Area | Trench | Grade | UTM Nad 27 Zone 18 | |
|---|---|---|---|---|
| | | | East | North |
| David Grid | TR-PL3-09-007 (David showing) | 1.74 g/t Au / 5.8 m | 469344 | 5928899 |
| | | incl. 2.86 g/t Au / 2.0 m | | |
| | TR-PL3-10-029S | 0.53 g/t Au / 6.0 m | 468702 | 5928689 |
| | TR-PL3-10-033 | 0.98 g/t Au / 2.0 m | 468670 | 5928560 |
| | TR-PL3-10-041 | 1.41 g/t Au / 1.0 m | 469661 | 5929120 |
| | TR-PL3-10-042 | 1.37 g/t Au / 5.0 m | 469493 | 5928862 |
| | | 1.11 g/t Au / 3.0 m | | |
| | | 1.84 g/t Au / 2.0 m | | |
| SLTV | TR-PL3-10-016 | 8.74 g/t Au, 4.40 g/t Ag, 0.41% Cu / 1.1 m | 472481 | 5930144 |

For the next field campaign, further geological reconnaissance is recommended in underexplored areas, as well as follow-up work on gold and base metal anomalies which could not be visited in 2010. Several of the gold anomalies uncovered on the David Grid indicate that the QFP felsic intrusive hosts a series of metre-scale corridors with anomalous gold values and may be a potential source for the strong gold anomalies in till. A 2,500-metre drilling campaign should be planned to investigate the intrusive over its entire width (<200 m) and strike length (>1.5 km). It is also suggested to extend the IP and magnetic surveys in the David area, since the presence of anomalous outcrops and tills beyond the limits of currently surveyed areas suggests the presence of other sources of gold. A trenching program could complement follow-up work on the new anomalies. Till sampling survey should also continue in areas with insufficient sampling coverage to locate the source of anomalies uncovered in 2010.

## ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The Poste Lemoyne Extension Property is underlain by rocks of the Guyer greenstone belt in the James Bay region of Québec. Geological reconnaissance work conducted in the fall of 2009 (Cayer *et al.*, 2010) had uncovered several gold anomalies in the vicinity of LG3 Reservoir. In the late fall of 2009 and early winter of 2010, two line grids, the 48.0-km PS Grid and the 6.0-km David Grid were set up to carry out geophysical induced polarization (IP) and magnetic surveys (Tshimbalanga *et al.*, 2009a and 2009b). The 2010 campaign took place from May to September and was designed to complete follow-up work on recently defined IP anomalies and on gold anomalies uncovered in 2009. A small hydraulic excavator was used to dig a few trenches over the strongest anomalies or on certain IP anomalies which remained inaccessible due to overburden. An initial geological reconnaissance survey was also conducted in the north part of the property, where new claims were added in 2010. In parallel, a till sampling campaign extended the sampling coverage and also tightened the sample spacing in certain areas with known gold anomalies in tills. This fieldwork is the latest in a series of field campaigns conducted on the property since 1998 (Cayer *et al.*, 2010; Cayer *et al.*, 2009; Cayer, 2007a; Tremblay, 2003; L'Heureux and Blanchet, 2001; Gagnon and Costa, 2000; Chénard, 1999).

Work carried out in 2010 led to the discovery of many gold anomalies on the PS and David grids, as well as a few regional anomalies. In the David Grid area, the till sampling campaign outlined very strong gold anomalies, and trenching exposed an intrusive unit with anomalous gold values. In addition, geological reconnaissance work led to the discovery of several molybdenum, lead, zinc, and/or silver anomalies in the new area near LG3 Reservoir. These results demonstrate the need to pursue geological reconnaissance and follow-up work undertaken in 2010, and suggest geophysical surveys on the David Grid should be extended. Furthermore, a drilling campaign can already be planned to test the main anomalies on the David Grid.

This report provides technical geological data relevant to Virginia Mines Inc. Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program on the Poste Lemoyne Extension Property and to provide recommendations for future work.

## ITEM 5 DISCLAIMER

This section is not applicable to this report.

## ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 475 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Transtaiga road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

| | |
|---|---|
| Latitude: | 53$^0$27′ North |
| Longitude: | 75$^0$13′ West |
| NTS: | 33 G/05, 06, 07, 11 and 12 |
| UTM Zone: | 18 (nad27) |
| Easting: | 486 000 E |
| Northing: | 5 924 000 N |

The project consists of 605 map-designated claims covering 30,964.78 hectares (309.65 km$^2$) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0.5% of the N.S.R. for $500,000.

## ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaiga gravel road at kilometre 176.5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. Also, an old Hydro-Québec trail provides direct access to LG3 Reservoir where boats can be used to access remote areas in the western part of the property. At kilometre 163 along the Transtaiga road, a 12-km trail has been established to provide direct access to the David Grid for the small hydraulic excavator. The east and west parts of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular East–West direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps. All showings are located on hilltops, 3 to 5 km parallel to the Transtaiga road.

## ITEM 8 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work (Ekstrom, 1960). A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region. The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

In 1995, Osborne conducted a geological reconnaissance campaign over the recently staked area near LG3 Reservoir. He namely noted the anomalous gold content of mafic lavas and of a mylonite zone along the shores of LG3 Reservoir. After conducting a helicopter-borne electromagnetic survey in this area (Jagodits, 1996), Phelps Dodge Corporation of Canada continued work undertaken by Osborne (1995) and extended their geological reconnaissance and ground follow-up work on EM anomalies (Johnson, 1996). Their results did not however justify further exploration work in the area.

The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.

| Period | Type of Work | Results |
|---|---|---|
| 1995 | Virginia Gold Mines. | Till sampling over Guyer greenstone belt. |
| June 1998 | Regional airborne magnetic (Mag) and electromagnetic (EM) survey. | EM conductors and positive Mag anomaly over 5 km long. |
| June 1998 | Regional prospecting near EM conductors. | Discovery of a gold iron formation.<br>Grab sample # 81650: 82.2 g/t Au |
| August 1998 | Three (3) mechanical trenches (Tr-A, B and C) and channel sampling. | Best results: Tr-A: 21.6 g/t Au over 5.0 m<br>Tr-B: 1.3 g/t Au over 1.0 m<br>Tr-C: 3.5 g/t Au over 3.0 m |
| September | 113 km of line cutting over EM | Definition of 39 VLF anomalies and precision |

| | | |
|---|---|---|
| 1998 | conductors and geophysical anomalies (VLF and Mag). | of the positive Mag anomalies. |
| October 1998 | Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies. | Best results: Tr-3: 0.98 g/t Au over 1.0 m |
| November 1998 | Drilling program of 1,142 line metres (7 holes: PLE98-01 to -07) and 3 abandoned holes. | Best results:<br>PLE98-02: 6.14 g/t Au over 5.0 m<br>PLE98-03: 2.50 g/t Au over 2.0 m<br>PLE98-06: 0.99 g/t Au over 6.7 m |
| December 1999 | 89 line km of detailed ground Mag survey (25-m to 50-m line spacing). | More accurate definition of the Mag pattern. |
| March 2000 | B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property. | Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization. |
| August 2000 | Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km. | IP definition of the Orfée showing and no other IP anomalies in the surrounding area. |
| October – November 2000 | Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing. | Best results:<br>Trench 00-01: 21.02 g/t Au over 3.0 m<br>(10 m East of Orfée)<br>Trench 00-03: 11.53 g/t Au over 3.0 m<br>(100 m West of Orfée) |
| October 2001 | Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling. | Best results:<br>Trench 01-01: 12.8 g/t Au over 8.0 m<br>and 6.6 g/t Au over 6.0 m<br>Trench 01-02: 9.9 g/t Au over 3.0 m |
| January – Feb. 2002 | Drilling program of 23 holes (3,033 m).<br>Target: Orfée extensions.<br>(Blanchet, 2002) | Best results: (uc = uncut, c = cut)<br>PLE02-14: 34.79 g/t Au over 9.0 m (uc)<br>21.29 g/t Au over 9.0 m (c)<br>PLE02-20: 43.09 g/t Au over 11.65 m (uc)<br>12.83 g/t Au over 11.65 m (c)<br>PLE02-21: 9.44 g/t Au over 11.0 m and<br>21.43 g/t Au over 4.5 m (uc)<br>10.34 g/t Au over 4.5 m (c) |
| April 2002 | Ground electromagnetic (HEM) (Max-Min I) and magnetic survey. | Detection of 10 anomaly axes and complementary magnetic survey. |
| Aug. 2002 – March 2003 | Drilling program of 37 holes (6,558 m).<br>Target: Orfée extensions and regional HEM anomalies.<br>(Cayer, 2003) | Best results: Orfée zone<br>PLE02-31: 14.13 g/t Au over 13.00 m (uc)<br>PLE02-49: 8.57 g/t Au over 11.40 m (uc)<br>and 9.45 g/t Au over 2.00 m<br>Regional anomalies (now "Orfée East" zone)<br>PLE03-42: 1.61 g/t Au over 4.92 m<br>PLE03-62: 2.12 g/t Au over 4.00 m |
| March 2003 | Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003). | 203,483 tonnes at 14.5 g/t Au |
| Dec. 2003 – Feb. 2004 | Drilling program of 18 holes (3,132 m).<br>Target: Orfée East extensions, regional HEM anomalies and magnetic break.<br>(Cayer *et al.*, 2004) | Best results: Orfée East zone<br>PLE03-72: 5.37 g/t Au over 2.00 m and<br>2.11 g/t Au over 11.00 m<br>PLE03-73: 2.20 g/t Au over 7.00 m<br>PLE04-76: 10.53 g/t Au over 1.10 m<br>PLE04-77: 2.82 g/t Au over 5.76 m<br>Regional anomalies<br>PLE04-83: 2.47 g/t Au over 1.00 m<br>PLE04-84: 0.31 g/t Au over 5.40 m |

| | | |
|---|---|---|
| Nov. 2006 – Jan. 2007 | Drilling program of 12 holes (3,929 m).<br>Target: Orfée and Orfée East gold zones. (Cayer, 2007b) | Best results: <u>Orfée zone</u><br>PLE06-87: 28.73 g/t Au over 2.00 m<br>PLE06-88: 4.44 g/t Au over 2.85 m<br><u>Orfée East zone</u><br>PLE07-091: 0.58 g/t Au over 62.00 m incl<br>1.17 g/t Au over 15.25 m<br>PLE07-092: 0.55 g/t Au over 73.00 m incl<br>1.07 g/t Au over 25.0 m<br>PLE07-093: 0.42 g/t Au over 105.0 m incl<br>1.02 g/t Au over 20.0 m<br>PLE07-095: 10.85 g/t Au over 6.55 m incl<br>57.36 g/t Au over 1.00 m and<br>6.28 g/t Au over 2.00 m |
| February – March 2007 | Line cutting (90 km) and IP geophysical survey (66 km). | Definition of 48 IP anomalies (Tshimbalanga *et al.*, 2007). |
| February – April 2007 | Drilling program of 19 holes (5,564 m).<br>Target: Orfée East gold zone and regional IP anomalies.<br>(Cayer, 2007c) | Best results : <u>Orfée East zone</u><br>PLE07-098: 1.43 g/t Au over 28.0 m incl<br>10.61 g/t Au over 1.0 m<br>PLE07-099: 2.23 g/t Au over 20.0 m incl<br>25.99 g/t Au over 1.0 m<br>PLE07-105: 3.09 g/t Au over 26.0 m incl<br>30.11 g/t Au over 1.0 m and<br>12.02 g/t Au over 1.0 m<br>PLE07-112: 2.89 g/t Au over 17.2 m incl<br>7.20 g/t Au over 1.2 m and<br>23.63 g/t Au over 1.00 m |
| July – August 2007 | Geological reconnaissance of the eastern part of the property. | Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 g/t Ag in grab sample #182008). |
| January – April 2008 | Drilling program of 15 holes (5,352 m).<br>Target: Orfée East gold zone and regional IP anomalies. | Best results : <u>Orfée East zone</u><br>PLE08-117: 1.53 g/t Au over 26.0 m incl<br>14.30 g/t Au over 1.0 m and<br>5.69 g/t Au over 1.0 m<br>PLE08-128: 0.45 g/t Au over 64.0 m incl<br>2.64 g/t Au over 3.7 m<br><u>Regional anomalies</u><br>PLE08-126: 0.21 g/t Au over 31.0 m incl<br>PLE08-129: 1.09 g/t Au over 26.0 m incl<br>2.73 g/t Au over 3.0 m and<br>2.95 g/t Au over 3.0 m |
| August – November 2008 | Geological reconnaissance and trenching program of the eastern part of the property. | Discovery of a new anomalous gold-bearing corridor of 15 km long. 33 trenches were excavated. Best result are:<br>TR-PL-08-024 : *Michèle showing*<br>0.80 g/t Au over 11.0 m incl<br>3.16 g/t Au over 2.0 m<br>TR-PL-08-011 : *Sue showing*<br>1.02 g/t Au over 4.0 m<br>TR-PL-08-004 : *ILTO showing*<br>1.05 g/t Au over 17.0 m incl<br>3.54 g/t Au over 3.0 m<br>TR-PL-08-012 : *ILTO showing*<br>0.65 g/t Au over 18.0 m incl<br>0.02 g/t Au over 6.5 m |

| | | |
|---|---|---|
| | | TR-PL-08-005 : *Tommy showing*<br>0.96 g/t Au over 5.6 m |
| November – December 2008 | GE-GRID (East-GRID) : Line cutting and IP(74 km) and magnetic (94 km) geophysical survey. | Definition of 33 IP anomalies (Tshimbalanga *et al.*, 2009). |
| June – November 2009 | Geological reconnaissance of the eastern part or the property and follow-up on IP anomalies of the GE-Grid.<br><br>First phase of the geological reconnaissance in the LG3 reservoir area. | GE-Grid :<br>TR-PL-09-045 : *Tommy showing*<br>8.76 g/t Au over 2.0 m<br>LG3 area :<br>TR-PL3-09-005 : 2.26 g/t Au and<br>292.1 g/t Ag over 1.0 m<br>TR-PL3-09-010 : *EDY showing*<br>32.82 g/t Au over 1.0 m,<br>29.47 g/t Au over 1.0 m,<br>5.13 g/t Au over 3.0 m,<br>20.98 g/t Au over 2.0 m,<br>17.80 g/t Au over 0.5 m,<br>6.04 g/t Au over 3.0 m and<br>5.84 g/t Au over 3.0 m<br>TR-PL3-03-007 : *David showing*<br>1.18 g/t Au over 6.0 m incl<br>2.86 g/t Au over 2.0 m |
| November – December 2009 | PS-GRID : Line cutting and IP (33km) and magnetic (44 km) geophysical survey. | Definition of 48 IP anomalies. |
| November 2009 – February 2010 | Drilling program of 18 holes (3,331 m). Target: Gold and IP anomalies on GE-GRID and EDY showing (PS-GRID). | Best results : GE-GRID<br>PLE09-135: 0.51 g/t Au over 53.0 m incl<br>1.00 g/t Au over 14.0 m and<br>5.69 g/t Au over 1.0 m<br>PLE10-138: 0.41 g/t Au over 48.0 m incl<br>2.23 g/t Au over 1.0 m and<br>0.98 g/t Au over 10.0 m |
| January-February 2010 | David-GRID : Line cutting (6 km) and IP (4.5 km)and magnetic geophysical survey. | Definition of 8 IP anomalies. |

## ITEM 9 GEOLOGICAL SETTING

### 9.1 Regional Geology

The Poste Lemoyne Extension property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma (Goutier *et al.* 2001). The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince limits.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

## 9.2 Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (see Map 1 in back pocket). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. The iron formations are in the Guyer Group near the Laguiche contact. A majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, épidote, calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-épidote-calcite-garnet alteration close to the iron formations, or the deformed zone. M-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Some holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250° and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0.33 g/t Au over 19 m in contact with 5.16 g/t Au over 2.0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a feldspar-quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records a high deformation with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0.3 to 2.0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0.3 to 1.5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone (paragneiss) is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 g/t Au / 26.0 m). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of feldspar, quartz and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8.5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained, namely 1.05 g/t Au / 17.0 m in trench TR-PL-08-004 and 0.51 g/t Au / 53.0 m including 1.00 g/t Au / 14.0 m in drill hole PLE09-135. The diorite contains 30% feldspar phenocrysts (<0.6mm) in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

In addition to units mentioned above, a granitic dyke or sill was uncovered in the new area near LG3 Reservoir. It is 40 to 80 metres thick and occurs at the contact between a deformed tonalite unit to the north and mafic lavas to the south. The south contact of the sill is characterized by a mylonite zone more than 5 metres wide, that developed in amphibolitized lavas. The fine-grained granite is composed of about 70% feldspar, 25%

quartz, and variable amounts of muscovite, amphiboles, biotite, and chlorite. It is silicified and sericitized approaching the mylonite zone and hosts 1 to 5% disseminated pyrite. Near the mylonite zone, the granite yielded a few interesting gold-bearing sections, including: 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 6.04 g/t Au / 3.0 m. A few visible gold grains were locally observed along the edges of quartz veins in the granite.

During the 2010 campaign, two new units were uncovered in the LG3 Reservoir area. The first is a felsic intrusive with quartz and feldspar phenocrysts, observed on the David Grid (Map 3). To date, the intrusion has been traced over 1.5 km along an east-west axis by a maximum thickness of 200 metres. It is composed largely of feldspar, quartz, and biotite and contains 20 to 35% finer-grained feldspar phenocrysts (<1 cm), 1 to 8% coarser-grained feldspar phenocrysts (1-4 cm) and trace to 8% quartz phenocrysts (<0.8 cm). Mineralization varies from trace to 2% pyrite, locally reaching 5%. Within the intrusive, metre-scale deformation and alteration (Si, SR) corridors are found and are generally anomalous in gold. These corridors are broadly conformable with the regional foliation ($260^0$-$080^0$). Among the best intervals obtained from channel sampling, those in trench 042 yielded grades of 1.37 g/t Au / 5.0 m, 1.11 g/t Au / 3.0 m, and 1.84 g/t Au / 2.0 m in three different deformation corridors.

The second lithological unit uncovered in 2010 is an intermediate intrusive with a high concentration of feldspar phenocrysts (70-95%), observed in the central part of LG3 Reservoir (Map 3). It contains 15 to 50% euhedral and zoned feldspar phenocrysts from 1.0 to 10.0 cm long, in a matrix of 10 to 50% euhedral feldspar phenocrysts from 0.3 to 1.0 cm long, with 3 to 15% mm-scale groundmass composed of amphibole-biotite-feldspar±quartz. The intrusive unit is injected with decimetre-scale quartz veins and metre-scale dykes of silicified diorite altered to K-feldspar and epidote. Mineralization consists of pyrite and molybdenite, occurring as disseminations or in fine veinlets, occasionally in the intrusive or in the diorite dykes, but mostly observed in silicified zones and quartz veins. The veins also host chalcopyrite mineralization.

A number of mylonite bands several metres thick affect all units occurring in the LG3 Reservoir area.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

### 9.3 Glacial Geology

The main ice flow trends SW over the area (Prest *et al.*, 1967), following an older ice flow phase to the NW (285°) (Paradis and Boisvert, 1995; Veillette, 1995). Local striations confirm that general pattern with orientation clustering around 250° for the younger ice movement and some occurrences at 280° and 270° for the older ice flow. The unconsolidated cover is mostly composed of till (Fulton, 1995) which is favourable for the application of indicator tracing technique. However, three esker systems with lateral outwash material locally hampered till sampling, although that material appeared to be auriferous in the western part of the property (Charbonneau, 2009).

## ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find an iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10.75 g/t Au) in the NWT and Homestake Mine (147.7 million tonnes at 8.17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work, in the eastern part (2008) and the northwestern part (2009-2010) of the property, highlights a potential to find magmatic gold porphyry (eastern part) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features. The LG3 area also highlights a strong potential to find a magmatic molybdenum porphyry system.

## ITEM 11 MINERALIZATION

In the central and eastern area of the property, four gold zones each representing a type of gold mineralization have been discovered since the start of exploration in 1998 but recent work conducted near LG3 Reservoir has uncovered a few other types of mineralization and geological settings.

The first type of gold mineralization is present on the Orfée zone. It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a m-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43.09 g/t Au over 11.65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at 203,483 tonnes grading 14.5 g/t Au the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The second type of gold mineralization and alteration is present in the Orfée East gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone (paragneiss), visible gold has been observed. The best intersection assayed 3.09 g/t Au over 26.0 metres at 334 metres depth; this intersection includes 30.11 g/t Au / 1.0 m, 2.54 g/t Au / 10.0 m, and 12.0 g/t Au / 1.0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1.0 g/t to 5.0 g/t Au).

Gold zones observed at the Guylaine, AIM and Sue showings are representative of the third type of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0.60 g/t Au / 10.0 m (TR-PL-08-001B), 0.36 g/t Au / 20.6 m (TR-PL-08-001D), 0.80 g/t Au / 11.0 m, incl. 3.16 g/t Au / 2.0 m (TR-PL-08-024), and 1.02 g/t Au / 4.0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The fourth type of gold mineralization occurs in the diorite sill, which is more than 3 km long. Several trenches excavated in the fall of 2008 enabled us to better define its characteristics although its complexity hasn't yet been entirely revealed. The diorite rarely outcrops and it was discovered based on the presence of erratic boulders that graded up to 18.26 g/t Au. A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30%

feldspar phenocrysts (PG>ML) (<0.6mm) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0.37 g/t Au / 14.0 m (TR-PL-08-003A), 0.34 g/t Au / 29.9 m and 1.05 g/t Au / 17.0 m (TR-PL-08-004), and 0.65 g/t Au / 10.8 m incl. 1.02 g/t Au / 6.5 m (TR-PL-08-12).

Recent work near LG3 Reservoir led to the discovery of a few new types of mineralization and geological settings. In most of the new gold showings, disseminated pyrite (1-10%) is the dominant type of mineralization. In addition to the settings discussed above, gold showings were also uncovered at the contact between felsic intrusive units and mafic units (EDY showing), in metre-scale layers of sericite schist in a felsic intrusive, and in mylonite zones (David showing) several metres wide in contact with an intrusive unit.

The EDY gold showing occurs in a granitic intrusive in contact with mylonitic amphibolite. Discordant centimetre-scale veins with quartz-tourmaline±sericite and 10% pyrite mineralization are injected in the intrusive from the mylonitic zone. Visible gold is locally observed in these veins. Best results from channel samples include 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 5.13 g/t Au / 3.0 m (TR-PL3-09-010).

The David gold showing and its immediate vicinity display two types of gold mineralization. The first occurs in metre-scale mylonitic zones with 1-5% pyrite mineralization. The mylonite zones mainly consist of diorite but also contain alternating metre-scale bands of sedimentary rocks and amphibolites. Silica, sericite, and amphibolite alteration patterns of variable intensity are observed. In addition, deformed centimetre-scale veins with quartz-amphibole-epidote-calcite±diopside and up to 10% pyrite-pyrrhotite mineralization are also present. Best results in channel samples are: 1.74 g/t Au / 5.8 m and 2.88 g/t Au / 1.0 m on the David showing (TR-PL3-09-007). The mylonite that hosts gold mineralization at the showing is in contact to the south with a quartz-phyric felsic intrusive (QFP) that graded 1.18 g/t Au / 4.9 m. This intrusive, uncovered in 2010, has now been traced over 1.5 km strike length along an east-west axis, by 75 to 200 metres in thickness. It is characterized by the presence of <40% feldspar phenocrysts (0.5-4 cm) and trace to 8% quartz phenocrysts (<0.6 mm) in a groundmass composed of feldspar-quartz-biotite±amphibole±chlorite. Many metre-scale, conformable deformation corridors are strongly silicified, sericitized, and mineralized with 1 to 10% pyrite. Many of the latter yielded gold anomalies. The best intersection obtained in trenches is: 1.37 g/t Au / 5.0 m (TR-PL3-10-042).

More than 30 molybdenum occurrences were also uncovered in the LG3 area. They consist of molybdenite disseminations and veinlets hosted in an intermediate intrusive with a high concentration of feldspar phenocrysts (0.3 to 10.0 cm) and in metre-scale biotite schist units. These schists correspond to deformation zones that cut across an ultramafic unit.

One last type of mineralization uncovered in the fall of 2009 near the Transtaïga road consists of a sericite schist a few metres wide, with pyrite, pyrrhotite, chalcopyrite and sphalerite mineralization. This schist developed in a deformation zone at the contact between an arenite unit several metres thick and a thin ultramafic unit. The best grab sample yielded 1.24% Zn, 3.68% Cu, and 29.4 g/t Ag (#170401).

## ITEM 12 EXPLORATION

Exploration work carried out in the summer of 2010 consisted in following up on recent IP anomalies defined during surveys completed in the fall 2009/winter 2010, and in continuing geological reconnaissance work in the LG3 Reservoir area. In parallel, a trenching campaign was conducted using a small hydraulic excavator, to test a few IP anomalies and other gold anomalies defined during 2009 fieldwork. Finally, a till sampling program (256 samples) was conducted to extend the sampling coverage and follow-up on certain anomalies defined in tills in 2009.

### 12.1 Geological Reconnaissance

The summer 2010 geological reconnaissance program took place over a period of 94 days, from May 28 to September 28, 2010. The two objectives of the program were to: 1- follow up on IP anomalies defined in 2010 on the PS and David grids (Tshimbalanga *et al.*, 2010a and 2010b) and 2- extend the geological reconnaissance coverage in the LG3 Reservoir area, where new claims were added in 2009.

The field crew was composed of: Alain Cayer (geologist, project leader), Karina Sarabia (geologist-in-training), Marilyne Lacasse (geology student), Michel Lefebvre (geology student), Michel Gauthier (geology student), Paul Sawyer (senior technician), Gérald Harrisson Jr. (technician), Tommie Valin (technician), Bertie-John Georgekish (technician) and Tobias Gilpin (technician). The Quaternary sampling crew was composed of Rémi Charbonneau (geologist), Dave Fafard (geology student), Sandra Lavoie (geology student), and Mouloud Boukert (technician). To get in and out of the property, field crews traveled by truck from the base camp (at km 176.5 on the Transtaiga road) to km 150 of the Transtaiga road, where a Hydro-Québec access trail leads to LG3 Reservoir. Boats were then used to reach specific areas. A helicopter was used for a period of 10 days to access remote areas. Two all-terrain vehicles were used to help carry equipment during the trenching campaign.

A short follow-up campaign on gold anomalies defined during the summer took place from September 13 to 28, 2010. The crew was identical except for the students, which had returned to school at that time, replaced by Robert Oswald (senior geologist), David Vachon (geologist-in-training) and Yvon Perry (senior technician) who joined the field crew for those few days.

A total of 2,378 samples were collected during the field campaign: 1,979 grab samples, 353 boulders, and 46 channel samples totalling 34.09 line metres. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Québec. Including samples collected during the trenching campaign, 983 samples were analyzed for 30 chemical elements (Scan 30), 30 samples for trace elements (Scan 87) and 43 samples for major elements. The latter analyses were done by Activation Laboratories in Ancaster, Ontario. The list of samples, along with their geological characteristics and location, is provided in Appendix 3, with a summary of major element compositions in Appendix 3 – Major element.

The follow-up on IP anomalies on the PS and David grids, as well as geological reconnaissance, were carried out with the help of Beep Mats to detect electromagnetic conductors. This work succeeded in delineating several gold anomalies on the two grids. On a regional scale, two other areas also yielded a few interesting gold values. Table 2 lists the various gold anomalies delineated during the 2010 field campaign.

On the David Grid and its immediate vicinity, 9 grab samples, 4 boulder samples and 2 channel samples yielded grades above 1.0 g/t Au. Sample #216590 was collected in the final days of the 2010 field campaign. It is interesting in that it comes from the second outcrop discovered in the felsic QFP intrusive, where several trenches were made in the summer of 2010. As was the case in trenches, the outcrop showed a silicified and sericitized deformation corridor mineralized with 7% pyrite, which graded 2.74 g/t Au. The discovery of this outcrop made it possible to extend the QFP intrusive unit by 400 metres eastward. No follow-up by channel sampling could be conducted however due to its tardy discovery.

Samples #221051 (1.10 g/t Au) and 174068 (1.03 g/t Au) were collected in a wacke altered to sericite or biotite and mineralized with up to 7% pyrite with trace chalcopyrite. The unit is affected by a mylonite zone located near the reservoir. Sample #174754 (1.03 g/t Au) was collected within a small centimetre-scale silicified corridor with up to 8% pyrite. This thin corridor occurs in the mafic volcanic unit north of the David showing. Channel sampling to follow-up on these results was unable to reproduce comparable gold grades.

Five other grab samples from the David area were collected in decimetre-scale layers of silicate-facies iron formation mineralized with trace to 10% pyrrhotite and trace arsenopyrite. These iron formations are enclosed in the mafic volcanic rocks occurring south of the David Grid. The highest gold value obtained in grab sample is 3.60 g/t Au

(#217227), whereas channel samples collected as follow-ups on a few sample locations graded 1.82 g/t Au and 2.0 g/t Ag / 0.5 m (#217191), and 1.10 g/t Au and 2.1 g/t Ag / 0.75 m (#217193).

Table 2: Anomalous gold samples from the 2010 geological reconnaissance program.

| Area | Sample | Grade | Type | Lithology | UTM Nad27 Zone18 | |
|---|---|---|---|---|---|---|
| | | | | | East | North |
| David Grid | 172560 | 3.98 g/t Au | Boulder | I2I QFP SR++ 4 PY | 469371 | 5928941 |
| | 216590 | 2.74 g/t Au, 2.7 g/t Ag | Grab | I1 pqFP Si+SR+ 7 PY | 469887 | 5928971 |
| | 174523 | 1.10 g/t Au | Boulder | I1 QFP (M8) Si SR | 468323 | 5928637 |
| | 221217 | 1.10 g/t Au, 2.0 g/t Ag | Boulder | I1 QFP (M8) PY | 468330 | 5928606 |
| | 221851 | 1.10 g/t Au, 14.30 g/t Ag, 0.33% Cu | Grab | S3 BO PY CP | 469431 | 5929242 |
| | 174068 | 1.03 g/t Au | Grab | S3 SR+ 7 PY, I2J | 469424 | 5929292 |
| | 174754 | 1.03 g/t Au | Grab | V3 Si+ 8 PY | 469252 | 5929003 |
| David Area | 216701 | 11.03 g/t Au | Boulder | I1 pqFP SR++Si+ 1 | 467672 | 5928468 |
| | 217227 | 3.60 g/t Au | Grab | V3/S9 Si BO | 468463 | 5928152 |
| | 217231 | 2.64 g/t Au | Grab | S9 BO+ tr PO AS | 468462 | 5928147 |
| | 174785 | 2.40 g/t Au | Grab | S9, S3 tr CC 10 PO 5 AS V.PO | 468461 | 5928145 |
| | 217191 | 1.82 g/t Au, 2.0 g/t Ag / 0.5 m | Channel | | | |
| | 217228 | 1.89 g/t Au | Grab | S9 BO+ | 468462 | 5928152 |
| | 217193 | 1.10 g/t Au, 2.1 g/t Ag / 0.75 m | Channel | S9,S3 GR, V3B tr CC 10 PO 3AS PY | 468461 | 5928145 |
| | 174790 | 0.99 g/t Au | Grab | S3 Si+ PY | 468441 | 5928153 |
| PS Grid | 221541 | 2.78 g/t Au, | Grab | S9B 10 PY PO | 463301 | 5926670 |
| | *217404* | *0.89 g/t Au, 5.2 g/t Ag / 1.0 m* | *Channel* | | | |
| | 221703 | 2.43 g/t Au | Grab | M16/V3 3 PY PO | 465550 | 5926993 |
| | 172307 | 1.89 g/t Au | Grab | V3B/S9B (T2) GR | 463777 | 5926399 |
| | 221530 | 1.78 g/t Au | Grab | V.QZ PY | 463255 | 5926859 |
| | 221635 | 1.37 g/t Au | Grab | V3 MG+ 5 PY | 464558 | 5926167 |
| | 221507 | 1.23 g/t Au | Grab | V.QZ 5 CP | 462725 | 5927068 |
| | 217305 | 1.10 g/t Au | Grab | M16 CC+(GR) 3 PY | 463614 | 5926518 |
| | 172652 | 0.82 g/t Au, 12.6 g/t Ag | Grab | M16 Si++ PYPO | 463741 | 5926393 |
| | 221788 | 0.58 g/t Au, 7.6 g/t Ag, 0.95% Cu | Grab | I2J K+ 10 PY 2CP | 461481 | 5926913 |
| LG3 Area | 217255 | 3.87 g/t Au, 9.9 g/t Ag, 1.0% Cu | Grab | I2J K++ V.CP QZ | 460418 | 5927444 |
| | 221013 | 1.44 g/t Au | Grab | I2J 40 PY | 460305 | 5927466 |

Three of the four boulders that were sampled in this area are composed of silicified, sericitized QFP intrusive with 1 to 4% pyrite. These three boulders graded 11.03 g/t Au (#216701), 3.98 g/t Au (#172560) and 1.10 g/t Au (#221217). The last one differs from the first two in that it was taken from a till, during trenching carried out up-ice from till samples with highly anomalous gold values. The fourth boulder sampled in this area graded 1.10 g/t Au (#174523) and is composed of silicified and sericitized felsic intrusive (QFP) with 1% pyrite.

On the PS Grid (Map 3), most of the newly defined gold anomalies are associated with decimetre-scale horizons of oxide- and silicate-facies iron formation enclosed in mafic volcanic rocks. These horizons occasionally exhibit silicification, contain quartz veins or garnet, and are mineralized with 1 to 10% pyrite and pyrrhotite, with local traces of chalcopyrite. Sample #221788 comes from a decimetre-scale diorite boudin with up to 10% pyrite and 2% chalcopyrite. This boudin is enclosed within a mylonite zone. All of the anomalies were channel sampled, but only one follow-up, on sample #221541 (2.78 g/t Au), graded 0.89 g/t Au / 1.0m.

On a regional scale, a new area on LG3 Reservoir yielded a few gold anomalies. This area, acquired in 2009, is underlain by deformed and silicified diorite strongly altered to K-feldspar. It is mineralized with 3 to 10% pyrite, locally up to 40%, and locally contains several centimetre-scale quartz veins with or without chalcopyrite. This diorite unit, several tens of metres thick, is strongly deformed and occurs along the contact between gneissic tonalites to the north and an ultramafic unit to the south. Two grab samples graded 3.87 g/t Au, 9.9 g/t Ag and 1.0% Cu (#217255), and 1.44 g/t Au (#221013). No follow-up channel sampling was carried out in 2010.

The 2010 geological reconnaissance campaign also uncovered a few base metal anomalies. These anomalies are grouped into five areas listed in Table 3. Lead-zinc-silver anomalies delineated on the David Grid are low-grade and localized. Only sample #217024, collected in trench TR-PL3-10-033, graded 0.43% Pb / 1.0 m, at the contact between sedimentary and mafic volcanic rocks.

The second area is located directly along the shoreline of LG3 Reservoir, northwest of the David Grid. This area is underlain by strongly deformed tonalite, cut by several deformation corridors in which decimetre-scale extension veins were emplaced. Abundant drusy cavities and brecciated facies are observed in these veins. The veins are composed of quartz-calcite-barite-epidote-fluorite, and contain pyrite (<20%), sphalerite (<4%), galena (<20%), and molybdenite (tr.) mineralization. To date, four veins of variable thickness have been identified. They are conformable with the foliation and are spaced 5 to 10 metres apart. A few channel samples were collected, but not on the strongest anomalies since variations in the water level immersed most of these at the end of the summer. Follow-up work is planned for the next field campaign, if the reservoir water level permits. An anomalous grade of 0.31% Mo (#174429) was obtained from a fracture plane mineralized with molybdenite within the ultramafic unit.

The LG3 Reservoir area is characterized by the presence of several molybdenum-silver±copper anomalies. Similarly to the lead-zinc anomalies in the David area, these molybdenum-silver anomalies were discovered in mid-summer, when the reservoir water level was at its lowest. None of these mineral occurrences were mapped or channel sampled, since the level of the reservoir rose rapidly at the end of the summer.

Molybdenite mineralization occurs in three different lithologies. In the west part of the reservoir, they form subconformable networks of veinlets or fractures in metre-scale deformation corridors (in biotite-tremolite-chlorite schists) affecting the ultramafic unit. These mineralized veinlets are generally accompanied by strong K-feldspar and epidote alteration. Locally, a few layers of more weakly deformed pyroxenite, or diorite strongly altered to silica, K-feldspar and epidote, are completely dismembered and boudined within the ultramafic schist. These enclaves may also contain significant pyrite and molybdenite. A sample collected in this area (#221896), which graded 0.79% Mo and 1.05 g/t Re, comes from a metre-scale deformation corridor (Si, SR) to the north, into the tonalite gneiss.

Table 3: Anomalous base metal samples from the 2010 geological reconnaissance program.

| Area | Sample | Grade | Type | Lithology | UTM Nad27 Zone18 | |
|---|---|---|---|---|---|---|
| | | | | | East | North |
| David Grid | 174268 | 0.11% Pb, 0.67% Zn, 3.00 g/t Ag | Grab | V3 Si++ PY tr SP GL | 469319 | 5929060 |
| | 174593 | 0.26% Pb, 0.27% Zn | Grab | I1D CL QZ CC tr SP GL | 469210 | 5929113 |
| | 217024 | 0.43% Pb / 1.0 m | Channel | M16/S3 Si+CL+ 3 PY tr | 468669 | 5928561 |
| David Area | 174412 | **11.42% Pb**, 0,10% Zn, 12.60 g/t Ag | Grab | I1D v.QZ CC EP 15 GL | 467824 | 5929252 |
| | 174554 | **10.64% Pb**, 17.80 g/t Ag | Grab | I1D v.CC EP 20 GL | 467859 | 5929254 |
| | 174441 | **8.86% Pb**, **1.26% Zn**, 13.20 g/t Ag | Grab | I1D v.QZ CC EP 10 GL PY | 467842 | 5929263 |
| | 174444 | **2.72% Zn**, 10.10 g/t Ag, 0.03% Mo | Grab | V. CL CC 5 PY 4 SP tr MO | 467832 | 5929250 |
| | 174426 | **1.18% Pb**, 2.30 g/t Ag | Grab | V. CC+ AK+ 3 GL | 467859 | 5929279 |
| | 174447 | **70.10 g/t Ag**, 0.07 g/t Au | Grab | T2 CL CC 20 PY | 467817 | 5929247 |
| | 174406 | 0.93% Pb, 1.70 g/t Ag | Grab | I1D V.QZ CC EP 2 GL tr | 467984 | 5929299 |
| | 174413 | 0.29% Pb, 1.50 g/t Ag | Grab | I1D V.QZ CC EP tr GL | 467827 | 5929243 |
| | 174449 | 0.56% Zn, 3.00 g/t Ag | Grab | I1D BO CC EP 2 PY tr SP | 467811 | 5929242 |
| | 174437 | 0.26% Pb, 0.42% Zn, 1.50 g/t Ag | Grab | I1D V.QZ CC EP PY tr SP | 467856 | 5929268 |
| | 174435 | 0.23% Pb, 0.18% Zn, 1.40 g/t Ag | Grab | I1D V.QZ CC EP PY tr SP | 467868 | 5929272 |
| | 174429 | 0.31% Mo | Grab | I4 MO | 467798 | 5928971 |
| | 216609 | 0.15% Pb, 0.28% Zn, 5.20 g/t Ag/0.17 m | Grab | I1D v. QZ CC EP PY tr SP PY GL | 467841 | 5929261 |
| LG3 Reservoir | 221321 | **175.40 g/t Ag**, 0.27% Pb, 0.01 g/t Au | Grab | I3H V.QZ PY MO | 465379 | 5929034 |
| | 221066 | **98.10 g/t Ag**, 0.33% Pb, 0.02% Mo | Grab | I3H V.QZ 5 PY | 465329 | 5929061 |
| | 221129 | **94.00 g/t Ag**, 0.19% Mo | Grab | I4 BO FK GR 5 PY MO | 465263 | 5928580 |
| | 219416 | **4.47% Mo**, 5.20 g/t Ag, 0.55% Cu, 4.37 g/t Re | Grab | I4 BO TM CC BR 15 MO 3 PY 2 CP | 459706 | 5926459 |
| | 219409 | **1.59% Mo**, 30.80 g/t Ag, 0.68 g/t Re | Grab | M8 CLTM 10 MO 2 PY | 459046 | 5926749 |
| | 221116 | **1.28% Mo**, 2.30 g/t Ag, 2.77 g/t Re | Grab | M8/I2J CL BO 10 MO 2 | 464960 | 5928632 |
| | 221115 | 37.10 g/t Ag, 0.37% Mo, 0.22% Pb | Grab | I3H V.QZ BO CL 2 MO 3 | 464938 | 5928618 |
| | 174824 | 28.4 g/t Ag, 0.62% Cu | Grab | I4 PY tr CP V.I1 | 459287 | 5926896 |
| | 221336 | 18.40 g/t Ag, 0.09% Mo | Grab | I3H MG+ 5 PY tr MO | 465151 | 5929261 |
| | 221104 | 16.60 g/t Ag, 0.16% Mo | Grab | V.QZBO MGCL 5 PY MO | 464907 | 5928586 |
| | 221065 | 15.20 g/t Ag, 0.07% Mo | Grab | I3H v.QZ 3 PY | 465327 | 5929064 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | 219414 | 12.10 g/t Ag, 0.14% Mo | Grab | I4 CLBO 5 PY MO | 460755 | 5927074 |
| | 221896 | 0.79% Mo, 1.05 g/t Re | Grab | I1D (M1) 3 MO PY | 459811 | 5927661 |
| | 219415 | 0.78% Mo, 19.80 g/t Ag, 0.13% Pb, 0.84 g/t Re | Grab | I4 BO CL 10 PY 3 MO tr CP | 459701 | 5926453 |
| | 221016 | 0.77% Mo, 8.70 g/t Ag, 0.99 g/t Re | Grab | I2J CL 10 PY 3 MO | 464738 | 5929140 |
| | 221311 | 0.70% Mo, 4.50 g/t Ag, 1.18 g/t Re | Grab | I3H V.QZ 5 PY 3 MO tr CP | 465300 | 5929070 |
| | 221312 | 0.68% Mo, 3.80 g/t Ag, 0.90 g/t Re | Grab | I3H V.QZ 3 PY 3 MO tr | 465303 | 5929070 |
| | 221111 | 0.59% Mo, 11.00 g/t Ag, 0.90 g/t Re | Grab | V.QZ CLCC 5 PO 3 PY 2 | 464945 | 5928623 |
| | 217044 | 0.59% Mo, 1.10 g/t Ag, 1.05 g/t Re | Grab | I3H 2 MO PY | 465309 | 5929061 |
| | 221064 | 0.54% Mo, 1.10 g/t Ag, 0.92 g/t Re | Grab | I3H 3 PY 2 MO | 465155 | 5929081 |
| | 221127 | 0.46% Mo, 26.00 g/t Ag | Grab | I4 BO TL 2 PY MO | 465212 | 5928614 |
| | 221106 | 0.45% Mo, 5.60 g/t Ag | Grab | V.QZCL 5 PY 2 PO 2 MO | 464913 | 5928582 |
| | 221819 | 0.41% Mo, 14.30 g/t Ag, 0.25% Cu | Grab | I2J v.QZ tr MO CP | 465298 | 5929068 |
| | 221331 | 0.40% Mo | Grab | I2J K 2 PY MO | 465171 | 5929148 |
| | 221313 | 0.35% Mo | Grab | I3H 5 PY MO | 465304 | 5929070 |
| | 221112 | 0.32% Mo, 12.40 g/t Ag | Grab | V.QZCL MO | 464943 | 5928624 |
| | 218691 | 0.31% Mo | Grab | I4 PX FP PY MO | 463715 | 5928270 |
| | 221315 | 0.30% Mo, 1.70 g/t Ag | Grab | I3H v.QZ 2 PY MO | 465316 | 5929060 |
| | 217041 | 0.28% Mo, 1.00 g/t Ag | Grab | I4 2 PY MO | 465229 | 5928606 |
| | 221068 | 0.27% Mo, 1.10 g/t Ag | Grab | I3H v.QZ PY MO | 465326 | 5929069 |
| | 221128 | 0.26% Mo | Grab | V.QZ TL, I4 BO FK 3 PY | 465206 | 5928619 |
| | 221105 | 0.25% Mo, 4.80 g/t Ag | Grab | M8 BO MG+ 5 PO PY MO | 464913 | 5928585 |
| | 221069 | 0.21% Mo | Grab | I3H v.QZ trPY MO | 465322 | 5929064 |
| | 217062 | 0.17% Mo, 2.40 g/t Ag | Float | V. QZEP MO | 465233 | 5928688 |
| | 221114 | 0.13% Mo, 1.80 g/t Ag | Grab | I3H CL 5 PY tr MO | 464939 | 5928619 |
| | 219445 | 0.10% Mo, 1.10 g/t Ag | Grab | T2 BOCL 15 PO 2 PY tr | 460209 | 5927141 |
| | 174183 | 0.11% Mo | Grab | T2 V.QZ 5 PY tr CP MO | 469791 | 5931912 |
| North LG3 | 172669 | 1.6 g/t Ag, 0.45% Cu, 0.10% Ni, 0.14% Co | Boulder | V3 Si++ 35 POPY tr CP | 468397 | 5933199 |
| | 172671 | 1.1 g/t Ag, 0.36% Cu, 0.12% Ni, 0.16% Co | Boulder | V3 Si++ 5 PO PY tr CP | 468397 | 5933211 |
| West LG3 | 221992 | 3.5 g/t Ag, 0.47% Cu | Grab | V2 BO 15 PY CP | 450956 | 5924173 |

The central part of LG3 Reservoir differs from the previous area, since molybdenite mineralization generally occurs in an intermediate to mafic unit with a high concentration of feldspar phenocrysts (70-95%) forming two populations of different grain size. The unit contains 15 to 50% euhedral and zoned feldspar phenocrysts from 1.0 to 10.0 cm long, in a matrix comprising 10 to 50% euhedral feldspar phenocrysts from 0.3 to 1.0 cm in size, with 3 to 15% mm-scale groundmass composed of amphibole-biotite-feldspar±quartz. Appendix 3A shows major element compositions for a few samples collected within the various facies of this unit. This intrusive unit is injected with decimetre-scale quartz veins and metre-scale dykes of silicified diorite altered to K-feldspar and epidote. Disseminated molybdenite is present in the intrusive unit or in diorite dykes, but for the most part, is observed within silicified zones and quartz veins. The latter also contain pyrite and chalcopyrite. A few molybdenite occurrences are also present near the southern contact with the ultramafic unit and in deformation corridors (ultramafic schists) within the latter unit.

Finally, two samples yielded anomalous values in silver, copper, nickel and cobalt, in the north part of LG3 Reservoir, whereas one silver- and copper- anomalous sample is noted in the westernmost part. The first 2 samples, #172669 and 671, come from a boulder field occurring on an island in the reservoir. The samples are composed of silicified mafic volcanic rock with up to 35% pyrrhotite and pyrite with trace chalcopyrite. The third sample was collected on an outcrop of intermediate volcanic rocks altered to biotite and mineralized with up to 15% pyrite and trace chalcopyrite.

### 12.2 2010 Trenching Program

A mechanical trenching program was carried out in parallel with the geological reconnaissance campaign. A Kubota KX-161 hydraulic excavator was used to dig 38 trenches (Map 7 to 44) during the 2010 work program. A total of 1,077 samples were collected, including 92 grab samples and 985 channel samples ranging from 0.12 to 1.3 metres each, for a total of 756.2 line metres. The trenches were 3 to 200 metres long by 2 to 3 metres wide. A few trenches, namely on the David and SLTV showings, have more irregular outlines. Twenty trenches were completely rehabilitated and five were partially reclaimed. Many more will be reclaimed during the next field campaign.

Most of the trenches (33) were excavated on the David Grid, to investigate gold anomalies defined during the 2009 field campaign as well as IP anomalies delineated during the winter 2010 survey. Subsequently, upon receiving results indicating the presence of strong gold anomalies in till, several trenches were excavated up-ice from the latter anomalies. Toward the end of the trenching campaign, several trenches were dug to expose the QFP intrusive characterized by a number of gold anomalies. Of the 5 remaining trenches, 2 were excavated on the PS Grid, 1 on the SLTV gold showing, and 2 on base metal anomalies located near the Transtaïga road (in the Road area). Table 4 summarizes lithologies observed and grades obtained in these trenches.

#### 12.2.1 David Grid

Among the 33 trenches excavated on the David Grid, 20 investigated IP anomalies within the grid, 6 investigated areas with anomalous till values, and 6 were dug to expose the QFP intrusive and its contacts.

The trenching program on the David Grid began on the David showing itself, which was discovered in the fall of 2009. The showing is located within a mylonitic corridor several tens of metres wide, mainly composed of dioritic material. The mylonite is silicified and locally strongly altered to sericite. It also contains a few centimetre-scale amphibolitic bands and some centimetre-scale alteration veins with quartz-amphibole-epidote-calcite±diopside, intensely folded and mineralized with up to 10% pyrite-pyrrhotite. To the north, less deformed metre-scale layers of diorite and siltstones strongly altered to silica-sericite are observed. The mylonite zone is in contact, to the north, with a conglomerate unit that exhibits highly stretched clasts. To the south, it is in contact with a folded quartz-phyric (<0.6 cm) felsic dyke (QFP). Mineralization within the mylonite zone ranges from 1 to 5% pyrite, locally reaching 10% near deformation corridors or alteration bands or veins. The felsic dyke to the south contains trace to 5% pyrite, whereas the sericitized siltstone to the north contains trace pyrite. The conglomerate unit contains two decimetre-scale bands with up to 15% pyrite. The David gold showing (1.74 g/t Au / 5.8 m) occurs within the mylonite, along the southern contact with the felsic dyke. It shows a strongly folded QZ-AM-EP-CC±DP alteration vein (<25 cm) which graded 2.88 g/t Au / 1.0 m. The quartz-phyric felsic dyke (QFP) also graded 1.18 g/t Au / 4.9 m along the contact with the mylonite.

All of the trenches excavated to investigate IP anomalies uncovered centimetre- to metre-scale horizons with 1 to 10% (locally up to 20%) disseminated pyrite-pyrrhotite, rarely occurring in fine veinlets. Trenches TR-PL3-10-034, 038, 039A, 039B, 046, 049, and 050 investigated IP anomalies located south of the QFP intrusive. They all exposed mafic volcanic rocks, locally altered to silica, carbonates, biotite, or epidote. None of these trenches yielded significant gold values.

Among the thirteen (13) other trenches investigating IP anomalies to the north of the QFP intrusive, four were located close to the mylonite zone near LG3 Reservoir. Within this decametre-scale mylonite zone are enclosed variably deformed layers, several metres thick each, of diorite, tonalite, amphibolite, and sedimentary rocks. Trenches TR-PL3-10-020 and 052 exposed tonalite and diorite layers, whereas a few strongly mineralized (<20% pyrite) sedimentary layers were uncovered in trenches TR-PL3-10-019 and 037. These sedimentary bands and the mylonite in the latter two trenches did yield a few anomalous gold grades, albeit below 1 g/t Au.

Trenches TR-PL3-10-021, 022, 031, 041, 043 and 051 were excavated to investigate IP anomalies occurring along the amphibolite layer to the north of the David showing. Several of these trenches exposed the north or south contacts of the amphibolite, but only TR-PL3-10-041 yielded an anomalous gold grade, with 1.41 g/t Au / 1.0 m in a metre-scale mylonitic horizon.

Trenches TR-PL3-10-029, 030 and 040 exposed the strike extensions of the decametre-scale dioritic mylonite zone present at the David showing. Trench TR-PL3-10-040 is somewhat different in that it includes the strongly deformed conglomerate unit occurring along the northern contact of the mylonite. None of these trenches yielded anomalous gold values.

Trenches TR-PL3-10-024 to 028 and 036 were excavated 5 to 25 metres up-ice from each till sampling transect that yielded strong gold anomalies. The till layer in this area ranges from 0.3 to 2.0 metres in thickness from north to south. Exposed lithologies are: the dioritic mylonite in the south part of the trenches, and the mafic volcanic unit in the north part. Alteration and mineralization patterns are similar to what is observed on the David showing. A few weakly anomalous gold values were obtained, but no sample graded more than 1.0 g/t Au.

Trenches TR-PL3-10-029S, 032, 033, 042, 044, and 048 were all designed to expose the quartz- and feldspar-phyric felsic intrusive (I1 QFP), since this felsic intrusive was exposed in only one location in all the David Grid, in trench TR-PL3-10-032. The latter, as well as trench TR-PL3-10-042, also exposed the northern contact with the mylonite, whereas trenches TR-PL3-10-033 et 048 uncovered the southern contact of the intrusive with mafic volcanic rocks. No gold anomalies were defined in the mylonite to the north nor in the mafic volcanic rocks to the south.

Table 4: Best gold grades from the 2010 trenching program.

| Area | Trench | Grade | Lithology | UTM Nad27 Zone18 | |
|---|---|---|---|---|---|
| | | | | East | North |
| David Grid | TR-PL3-09-007 (David showing) | 1.74 g/t Au / 5.8 m | T2 (I2J) SiEPSR 1-5PY v.AMCC 10PYPO, I1 QFP SiMVSR 5PY | 469344 | 5928899 |
| | | incl. 2.86 g/t Au / 2.0 m | | | |
| | | 2.88 g/t Au / 1.0 m | | | |
| | | 1.18 g/t Au / 4.9 m | | | |
| | TR-PL3-10-019 | 0.45 g/t Au / 7.55 m | T2 (M16, I1) Si EP 5-10 PY, I2J (Si EP) PY | 469117 | 5929140 |
| | TR-PL3-10-020 | N.S.V. | I1B Si+ K PY, M16 Si+ CL | 469034 | 5929176 |
| | TR-PL3-10-021 | N.S.V. | V3 Si+ 1-7PY, I2J Si trPY | 469122 | 5929018 |
| | TR-PL3-10-022 | N.S.V. | M16 Si CL EP tr-5 PY PO, T2 (I1) Si MV tr PY , I1 | 469319 | 5929039 |
| | TR-PL3-10-024 | N.S.V. | M8 (I1) Si+ MV++ EP tr-4 | 468447 | 5928638 |
| | TR-PL3-10-025 | N.S.V. | M16 CL+ EP tr-5PY, T2 Si+ EP tr-2PY, I2J Si EP tr-2PY | 468396 | 5928614 |
| | TR-PL3-10-026 | N.S.V. | I2J (T2) Si SR CL tr-2 PY, | 468342 | 5928597 |
| | TR-PL3-10-027 | N.S.V. | I2J (T2) Si BO CL tr-4 PY, | 468354 | 5928632 |
| | TR-PL3-10-028 | N.S.V. | I2J (T2) Si EP BO CL tr-1 PY, M16 Si CL 1-4PY | 468445 | 5928708 |
| | TR-PL3-10-029 | N.S.V. | I2J Si AM 1-2 PY, I1 QFP | 468688 | 5928728 |
| | TR-PL3-10-029S | 3.22 g/t Au (#221277) | I1 QFP SI++MVSR trCC 3-7 PY | 468702 | 5928689 |
| | | 0.99 g/t Au / 1.0 m | | | |
| | | 0.53 g/t Au / 6.0 m | | | |
| | TR-PL3-10-030 | N.S.V. | T2 (I1) Si+ MV 1-10PY tr | 468673 | 5928760 |
| | TR-PL3-10-031 | N.S.V. | I2J Si CL EP tr-1PY, M16 Si EP CL tr-2PY | 468837 | 5928848 |
| | TR-PL3-10-032 | 1.37 g/t Au / 0.7 m | I1 QFP CC trMVSRCL 2 PY | 468956 | 5928794 |
| | | 0.63 g/t Au / 5.0 m | | | |
| | TR-PL3-10-033 | 0.98 g/t Au / 2.0 m | I1 QFP BOCL 3 PY | 468670 | 5928560 |
| | TR-PL3-10-034 | N.S.V. | M16 Si CC FK CL tr- | 468844 | 5928577 |
| | TR-PL3-10-036 | N.S.V. | I2J Si BO CC 1-10PY trCP, V3 EP tr-2 PY | 468323 | 5928599 |

| | | | | | |
|---|---|---|---|---|---|
| | TR-PL3-10-037 | N.S.V. | S3-S4 Si BO CL 1-20PY trCP, I1-I2 Si CL BO 1-15 PY, M16 (CL CC) | 469259 | 5929177 |
| | TR-PL3-10-038 | N.S.V. | M16 (T2) Si EP CC tr- | 469672 | 5928824 |
| | TR-PL3-10-039A | N.S.V. | T2 (I2J) Si++ CL+ trPY | 469702 | 5928743 |
| | TR-PL3-10-039B | N.S.V. | T2 (I2J) Si++ trPY | 469675 | 5928703 |
| | TR-PL3-10-040 | N.S.V. | S3-S4 CL+ EP Si tr-3PY | 469635 | 5929020 |
| | TR-PL3-10-041 | 1.41 g/t Au / 1.0 m | T2 (M16) Si++ tr-5 PY tr-2PO | 469661 | 5929120 |
| | TR-PL3-10-042 | 1.37 g/t Au / 5.0 m<br>1.11 g/t Au / 3.0 m<br>1.84 g/t Au / 2.0 m<br>2.91 g/t Au / 1.0 m<br>2.81 g/t Au / 1.0 m | I1 QFP Si+CC PY, M8 (T2) Si+MVSR+ 1-3PY trAS, I2J (T2) Si SR BO tr-3PY, S3-S4 CL+ EP Si tr-3PY | 469493 | 5928862 |
| | TR-PL3-10-043 | N.S.V. | M16 Si++ CL BO 2-15 PYPO, I1 Si++ CL BO tr-2 | 469429 | 5929100 |
| | TR-PL3-10-044 | N.S.V. | I1 QFP Si CC MV tr-5PY | 468863 | 5928777 |
| | TR-PL3-10-046 | N.S.V. | M16 Si++ BO+ CL tr-5PY | 469486 | 5928720 |
| | TR-PL3-10-048 | N.S.V. | M16 Si++ BO+ CL tr-2PY, I1 QFP Si+ BO CL CC tr- | 469227 | 5928710 |
| | TR-PL3-10-049 | N.S.V. | M16 Si+ CL BO tr-1PY | 468991 | 5928628 |
| | TR-PL3-10-050 | N.S.V. | M16 Si CC tr-5PY PO | 469469 | 5928759 |
| | TR-PL3-10-051 | N.S.V. | M16 EP+ Si CC tr-4PY | 468674 | 5928850 |
| | TR-PL3-10-052 | N.S.V. | I2J Si+ EP CL BO tr-5PY, | 468826 | 5929141 |
| PS Grid | TR-PL3-10-013 | N.S.V. | I2J (M1) Si AM BO tr-3 | 464462 | 5927166 |
| | TR-PL3-10-015 | N.S.V. | S3-S2 Si+ BO+SR 1-10PY | 462460 | 5926508 |
| SLTV | TR-PL3-10-016 | 8.74 g/t Au, 4.40 g/t Ag, 0.41% Cu / 1.1 m<br>2.61 g/t Au, 4.50 g/t Ag, 0.37% Cu / 0.75 m<br>1.51 g/t Au / 0.85 m<br>0.96 g/t Au, 1.10 g/t Ag / 1.0 m | V.QZ tr CL 5 CP, I4 (M8)CLTM PY trCP | 472481 | 5930144 |
| Road | TR-PL3-10-017 | 0.40% Zn, 0.16% Cu, 4.20 g/t Ag / 1.0 m<br>0.43% Zn, 0.15% Cu, 3.10 g/t Ag / 1.0 m<br>0.36% Zn, 0.14% Cu, 3.00 g/t Ag / 1.0 m | S2 Si++ GPSR 5 PO CP SP v.QZ, I4 | 479448 | 5927277 |
| | TR-PL3-10-018 | 0.80% Zn, 0.13% Cu, 2.10 g/t Ag / 0.2 m<br>0.47% Zn, 1.35 g/t Ag / 0.2 m<br>0.33% Zn, 1.20 g/t Ag / 0.2 m | S2 GP+Si 15 PO SP tr CP | 479615 | 5927374 |

In all the trenches where it is exposed, the quartz- and feldspar-phyric felsic intrusive unit (I1 QFP) is mainly composed of feldspar, quartz and biotite. It contains 20 to 35% finer-grained feldspar phenocrysts (<1 cm), 1 to 8% coarser-grained feldspar phenocrysts (1-4 cm), and trace to 8% quartz phenocrysts (<0.8 cm). Mineralization varies from trace to 2% pyrite, locally reaching 5%. In all of the trenches where it is exposed, it contains corridors from 1 to 10 metres thick, where the degree of deformation increases, the feldspar phenocrysts disappear, and the amount of quartz phenocrysts commonly increases. These corridors are generally conformable with the regional foliation ($260^0$-$080^0$) and also exhibit strong silicification, muscovite-sericite alteration, and local biotite, chlorite or epidote alteration. Mineralization in these schistose bands ranges from 2 to 5% disseminated pyrite, locally reaching up to 10%. Up to 5% disseminated pyrite may also be observed locally within weakly deformed facies of the QFP. The latter commonly display strong carbonate (±chlorite ±epidote) alteration. Analytical results demonstrate that all of the alteration and deformation corridors are anomalous in gold, with a few higher-grade intersections. Best results obtained from channel samples include, in trench 042, grades of 1.37 g/t Au / 5.0 m, 1.11 g/t Au / 3.0 m, and 1.84 g/t Au / 2.0 m in three different deformation corridors. The latter trench is the only one where the intrusive was almost entirely exposed in is eastern part, and the only trench where the centre of the intrusion was partially exposed.

### 12.2.2 PS Grid

Two trenches were excavated on the PS Grid, to follow-up on two gold anomalies defined during the 2009 campaign. The first trench, TR-PL3-10-013, was intended to extend a channel sample grading 1.78 g/t Au / 1.0 m (#168235) obtained in 2009 in a deformed diorite. The channel was located near the lithological contact between mafic volcanic rocks and diorite, which possibly represented the extension of the contact exposed on the EDY showing. Trenching failed to uncover the contact, but A few centimetre-scale amphibolitic bands are observed in the northern part of the trench, and a few quartz veins in the southern part, near the lithological contact but these bands and veins contain little mineralization (tr-3% pyrite-pyrrhotite). Channel samples yielded no significant gold values.

The second trench, TR-PL3-10-015, was done on an anomaly grading 4.25 g/t Au (#168598), within a sedimentary unit mineralized with 15% pyrite. The trench uncovered a boudined horizon of silicified siltstone enclosed in mafic volcanic rocks. It shows a maximum thickness of 2.5 metres and its northern contact is altered to biotite and sericite over nearly 1.5 m. Mineralization consists of 1 to 10% disseminated pyrite. No significant gold grades were obtained.

### 12.2.3 SLTV Gold Showing

One trench was excavated on the SLTV gold showing, discovered in the fall of 2009. The showing graded up to 18.03 g/t Au, 9.0 g/t Ag and 1.16% Cu (#169999). Due to its difficult access and very rugged topography, trench TR-PL3-10-016 was excavated using a small helicopter-portable hydraulic excavator equipped with a 9-hp Honda motor. The trench uncovered 2 metre-scale quartz veins with disseminated chalcopyrite and pyrite mineralization. The two veins are injected in a strongly deformed pyroxenite, which also exhibits a metre-scale shear zone composed of biotite-tremolite-bearing ultramafic schist.

Mineralization within the veins is heterogeneous, with greater concentrations near the schist. The best intersection graded 8.74 g/t Au, 4.40 g/t Ag, and 0.41% Cu / 1.1 m.

### 12.2.4 Road Area

In the fall of 2009, an anomaly with grades of 3.68% Cu, 1.24% Zn and 29.4 g/t Ag was uncovered in a sedimentary unit. In 2010, two trenches (TR-PL3-10-017 and 018) spaced 200 metres apart along an east-west axis, exposed the northern contact between an arenite unit more than 40 metres thick and a pyroxenite. The contact zone is sheared and altered to silica and sericite over a few metres. Mineralization consists of 5 to 15% disseminated pyrrhotite, locally occurring in fine veinlets, with trace to 1% chalcopyrite and sphalerite. Trace to 2% graphite is also observed throughout the entire unit. The best intersection obtained in trenches was: 0.40% Zn, 0.16% Cu, and 4.20 g/t Ag / 1.0 m.

## 12.3 2010 Till Sampling Program

A glacial sediment sampling survey (256 till samples) was carried out in 2010 by Services Techniques Geonordic inc. of Rouyn-Noranda and Inlandsis Consultants of Montréal.

Till sampling for 2010 included completion of the systematic coverage initiated in 2009 over the western part of the PLEX property. This first phase of till sampling included 170 samples, 15 kilograms each, collected every 200 to 300 metres along 10 transects spaced 2 to 4 kilometres apart and drawn perpendicularly to ice flow. Subsequent phases of detailed follow-up till sampling, totalling 86 samples, were taken at a spacing of 20 to 100 metres along transects emplaced every 300 metres.

The results (Appendix 3 – Till sample) present high visible gold grain counts (>100 to 691 grains) with corresponding high assay values (>1 g/t to 10.76 g/t Au). Most follow-up sampling for 2010 was carried out near the David Grid area following the release of a count of 392 gold grains, including 286 grains of pristine shape, from sample PL10-113.

Detailed till descriptions including a fabric study and clast examination were carried out near the PL10-113 sampling site from trench exposures, along with examination of 30 occurrences of glacial striations on nearby outcrops. While striations clearly confirm the dominant ice flow at 240° (Figure 4), till fabrics studied near the sampling site reveal a wide dispersion with a very weak preferential orientation to the southwest for 112 elongated clasts with a >1.5 length-over-width ratio (Figure 5). Examination of clast lithologies reveals a population of schistose, slightly sericitic diorite strongly softened by weathering, which represents the most probable gold source (# 221217 = 1.10 g/t Au).


N
300°
240°

Figure 4: Rose diagram showing a strong clustering at 240° for 30 measurements of glacial striations surrounding the PL10-113 sampling site.

Follow-up sampling in this area occurred in three phases of detailed sampling which revealed a 750-metre-long dispersal train defined by both visible gold counts and fire assay values (Figure 6).


N

Figure 5: Schmidt stereonet plot for 112 elongated clasts in till showing a wide dispersion with weak preferential orientation to the southwest.


N
> 30 vis Au grs
> 0.1 g/t Au
> 1 g/t Au
provenance sector
> 100 vis Au grs
0
250
500
metres

Figure 6: Detailed map of the auriferous till sector in the David Grid area. Dots represent sampling sites with the total number of visible gold grains, also contoured in red. Yellow lines contour the gold assay values. Present interpretation suggests a 750-metre dispersal train originating from the area depicted in green.

## ITEM 13 DRILLING

No drilling took place in the summer and fall of 2010.

## ITEM 14 SAMPLING METHOD AND APPROACH

Every mineralized outcrop and every trench was systematically sampled (3527 samples). For each outcrop, trench, and some boulders, a flag with the outcrop number on it was tied to a tree in the vicinity and another orange flag, showing the sample number, was left at all the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay. Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish. In addition, 983 rock samples which showed copper, zinc, lead mineralization, arsenopyrite or presenting strong alteration were also checked by ICP (scan 30) multi-element method. A few molybdenum anomalies (30 samples) were selected for ICP analysis (Scan 87), to determine their rhenium content. Finally, 43 samples were analyzed for major elements.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element, trace-elements and majorsélément assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

Till samples (15 kg) were collected at a 25-m to 300-m spacing, along northwesterly trending traverses spaced every 2 kilometres. At sampling sites, the glacial deposits were exposed in hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with a permanent identification number. Sample sites were located using a hand-held GPS.

## ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, author of this report. Samples of every type (grab and channel) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should

90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

Till samples were promptly shipped at Overburden Drilling Management Ltd (Ottawa, ON) for processing and visual gold-grain counts. Sample treatment included an initial removal of the clasts fraction (>2 mm) by wet sieving, followed by density concentration and visible gold grain count on a Wilfley shaking table. Dense fractions of glacial sediment (30 g-80 g) were submitted to Laboratoire Expert Inc. of Rouyn-Noranda for gold determination by fire assay on the dense fraction (20 to 30 g) extracted from each till sample.

### 15.1 Gold Fire Assay Geochem

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

### 15.2 Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

### 15.3 Multi-Elements (from www.actlabs.com : Code 1E1–Aqua Regia-ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml $H_2O$, 0.6 ml concentrated $HNO_3$ and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 5: Code 1E1 Elements and Detection Limits (ppm)

| Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|---|---|
| Ag* | 0.2 | 100 | Fe* | 0.01% | - | Sb* | 10 | - |
| Al* | 0.01% | - | K* | 0.01% | - | Sc* | 1 | - |
| As* | 10 | 10,000 | Mg* | 0.01% | - | Sn* | 10 | - |
| Ba* | 1 | - | Mn* | 2 | 100,000 | Sr | 1 | - |
| Be* | 1 | - | Mo* | 2 | 10,000 | Ti* | 0.01% | - |
| Bi | 10 | - | Na* | 0.01% | - | V* | 1 | - |
| Ca* | 0.01% | - | Ni* | 1 | 10,000 | W* | 10 | - |
| Cd | 0.5 | 2,000 | P* | 0.001% | - | Y* | 1 | - |
| Co* | 1 | 10,000 | Pb* | 2 | 5,000 | Zn* | 1 | 10,000 |
| Cr* | 2 | - | S* | 0.001% | 20% | Zr* | 1 | - |
| Cu | 1 | 10,000 | | | | | | |

* Element may only be partially extracted.

**15.4 Trace elements (from www.actlabs.com : Code Ultratrace1–Aqua Regia–ICP/MS)**

A 0.5 g sample is digested in *aqua regia* (0.5 ml $H_2O$, 0.6 ml concentrated $HNO_3$ and 1.8 ml concentrated HCl) at 90 ° C in a microprocessor controlled digestion block for 2 hours. Digested samples are diluted and analyzed by Perkin Elmer Sciex ELAN 6000, 6100 or 9000 ICP/MS. One blank is run for every 68 samples. An in-house control is run every 33 samples. Digested standards are run every 68 samples. After every 15 samples, a digestion duplicate is analyzed. Instrument is recalibrated every 68 samples.

Table 6: Code Ultratrace1 Elements and Detection Limits (ppm)

| Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit |
|---|---|---|---|---|---|---|---|---|
| Ag* | 0.002 | 100 | Gd | 0.1 | - | Sb | 0.02 | 500 |
| Al* | 0.01% | 10% | Ge* | 0.1 | 500 | Sc | 0.1 | - |
| As* | 0.1 | 10,000 | Hf* | 0.1 | 500 | Se | 0.1 | 1,000 |
| Au* | 0.5 ppb | 10,000 ppb | Ho | 0.1 | - | Sm* | 0.1 | 100 |
| B* | 1 | 5,000 | In | 0.02 | - | Sn* | 0.05 | 200 |
| Ba* | 0.5 | 6,000 | K* | 0.01% | 5% | Sr* | 0.5 | 1,000 |
| Be* | 0.1 | 1,000 | La* | 0.5 | 1,000 | Ta* | 0.05 | 50 |
| Bi | 0.02 | 2,000 | Li | 0.1 | - | Tb* | 0.1 | 100 |
| Ca* | 0.01% | 50% | Lu* | 0.1 | 100 | Te | 0.02 | 500 |
| Cd | 0.01 | - | Mg* | 0.01% | 10% | Th* | 0.1 | 200 |
| Ce* | 0.01 | 10,000 | Mn* | 1 | 10,000 | Tl* | 0.02 | 500 |
| Co | 0.1 | 5,000 | Mo | 0.01 | 10,000 | Tm | 0.1 | - |
| Cr* | 0.5 | 5,000 | Na* | 0.001% | 5% | U* | 0.1 | 10,000 |
| Cs* | 0.02 | - | Nb* | 0.1 | 500 | V* | 1 | 1,000 |
| Cu | 0.01 | 10,000 | Nd* | 0.02 | - | W* | 0.2 | 200 |
| Dy | 0.1 | - | Ni* | 0.1 | 10,000 | Y* | 0.01 | - |
| Er | 0.1 | - | Pb* | 0.01 | 10,000 | Yb* | 0.1 | 200 |
| Eu* | 0.1 | 100 | Pr | 0.1 | - | Zn* | 0.1 | 10,000 |
| Fe* | 0.01% | 50% | Rb* | 0.1 | 500 | Zr* | 0.1 | 5,000 |
| Ga* | 0.02 | 500 | Re | 0.001 | 100 | | | |

* May not be total. Unaltered silicates and resistate minerals may not be dissolved.

## ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay. As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 4.

Also in every shipping some standards and blank samples were introduced. Seven (7) types of standards used were purchased at "Rocklabs". Their grades range from 0.848 to 30.14 g/t Au. One standard, "MM240810", is a mixture produced by combining equal parts of standards SQ28 (30.14 g/t Au) and SL48 (5.867 g/t Au). Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Table 7 list all the standards and blank samples used in 2010 campaigns.

Table 7: Standard and blank samples of the 2010 geological reconnaissance and trenching campaigns.

| Standards (Au ppm) | Sample | Au (ppm) |
|---|---|---|
| **SF45**: 0.848 (±0.010) | 172650 | 0.86 |
| | 174929 | 0.86 |
| | 174972 | 0.86 |
| | 174113 | 0.86 |
| | 174123 | 0.86 |
| | 219418 | 0.86 |
| | 221944 | 0.86 |
| | 221271 | 0.86 |
| | 221789 | 0.86 |
| | 221791 | 0.86 |
| | 216651 | 0.86 |
| | 216653 | 0.86 |
| **SH35**: 1.323 (±0.017) | 173000 | 1.37 |
| | 172648 | 1.37 |
| | 172300 | 1.37 |
| | 172548 | 1.30 |
| | 172600 | 1.37 |
| | 172800 | 1.37 |
| | 174019 | 1.30 |
| | 174240 | 1.37 |
| | 174282 | 1.37 |
| **SH41**: 1.344 (±0.015) | 218566 | 1.37 |
| | 221100 | 1.37 |
| | 216631 | 1.41 |
| **SJ22**: 2.604 (±0.019) | 217066 | 2.67 |
| **SL34**: 5.893 (±0.057) | 174805 | 5.90 |
| | 174806 | 5.90 |
| | 221947 | 5.86 |
| **SL46**: 5.867 (±0.066) | 219146 | 5.83 |
| | 216567 | 5.86 |
| | 217264 | 5.90 |
| **MM240810** | 218689 | 18.27 |
| | 221385 | 17.83 |
| **SO28**: 30.14 | 221272 | 30.27 |

| | Sample | Au (ppm) |
|---|---|---|
| Blank | 163280 | 5 |
| | 163281 | 3 |
| | 163279 | 5 |
| | 172649 | 3 |
| | 172751 | 3 |
| | 172547 | 3 |
| | 174804 | 3 |
| | 174909 | 3 |
| | 174928 | 3 |
| | 174971 | 3 |
| | 172850 | 3 |
| | 172999 | 3 |
| | 174018 | 3 |
| | 174050 | 3 |
| | 174101 | 3 |
| | 174122 | 3 |
| | 174239 | 3 |
| | 174281 | 3 |
| | 219417 | 3 |
| | 218565 | 3 |
| | 218690 | 3 |
| | 219492 | 3 |
| | 221155 | 3 |
| | 219145 | 3 |
| | 221943 | 3 |
| | 221946 | 3 |
| | 221269 | 3 |
| | 221270 | 3 |
| | 221386 | 3 |
| | 221790 | 3 |
| | 221792 | 3 |
| | 216566 | 3 |
| | 216630 | 3 |
| | 216652 | 3 |
| | 216654 | 3 |
| | 217265 | 3 |
| | 217371 | 3 |

Verification procedures for till sampling included resampling of every significant result during the course of follow-up work. In the 2010 sampling program, several previous sampling sites were revisited to show a good reproducibility of results.

## ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

## ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

## ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 g/t Au and an inferred resource of 114,895 tonnes at 18.40 g/t Au for a total resource, all categories, of 203,483 tonnes at 14.50 g/t Au.

## ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

## ITEM 21 INTERPRETATION AND CONCLUSION

The geological reconnaissance program carried out in 2010 resulted in the discovery of several gold and base metal anomalies in the LG3 Reservoir area.

Follow-up work on IP anomalies in the PS Grid outlined a few gold anomalies (<2.78 g/t Au) largely associated with decimetre-scale iron formation horizons. All of the anomalies were channel sampled, but this follow-up work failed to reproduce grades obtained in grab samples.

Follow-up work on the SLTV gold showing did yield an interesting gold intersection, grading 8.74 g/t Au, 4.40 g/t Ag, and 0.41% Cu / 1.1 m (TR-PL3-10-016) as well as a few anomalous values. These intersections are all located in a quartz vein (<1.3 m) that is folded along the contact with a deformation corridor within an ultramafic unit. This area has excellent gold potential, but the very rugged topography is such that it is difficult to excavate trenches large enough to expose the anomalies.

On the David Grid, follow-up on gold anomalies (David showing), IP anomalies, and strong till anomalies (more than 10 till samples with 100 to 692 gold grains), led to the discovery of a quartz- and feldspar-phyric felsic intrusive unit (I1 QFP). Within this intrusive occur several metre-scale deformation and alteration (Si, SR) corridors which host interesting gold anomalies. The best intersection to date graded 1.37 g/t Au / 5.0 m (TR-PL3-10-042). Based on outcrop exposures and trenches, the intrusive was traced over more than 1.5 km strike length along an east-west axis by a maximum of 200 metres in thickness and extends beyond the current line grid. Moreover, till anomalies suggest that additional sources of gold are probably present up-ice from the David Grid. All of these anomalies, in outcrops, trenches, and tills, demonstrate the excellent gold potential of the David Grid area.

On a regional scale, a new area was uncovered in the west part of LG3 Reservoir. Sample #217255 graded 3.87 g/t Au, 9.9 g/t Ag and 1.0% Cu in a decametre-scale diorite unit at the contact between tonalitic gneisses to the north and pyroxenite to the south. In addition, a few anomalous till samples in this area (PL-09-067: 67 gold grains, 0.75 g/t Au; PL-10-035: 7 gold grains, 2.08 g/t Au) confirm the gold potential. No follow-up work was carried out on this anomaly and the area remains underexplored, making it a very interesting target for the next field campaign.

Geological reconnaissance work also uncovered several base metal anomalies in two areas in LG3 Reservoir. The first area contains lead, zinc, and silver occurrences associated with decimetre-scale conformable quartz-calcite-barite-fluorite veins. The second area hosts molybdenum-silver±copper mineralization, in disseminations and veinlets within an intermediate intrusive unit with a high concentration of feldspar phenocrysts. Molybdenum mineralization also occurs in metre-scale diorite dykes, in decimetre-scale quartz veins and metre-scale deformation corridors affecting the ultramafic unit further south. These occurrences exhibit several features typical of porphyry-Mo systems. Due to rapid variations in the reservoir water level, molybdenum-silver anomalies and most of the lead-zinc anomalies could not be followed up with channel sampling. These should also be considered priority targets during the next field campaign.

The results of the 2010 field campaign once again demonstrate the excellent gold potential of the Poste Lemoyne Extension Property. This property, which now extends over more than 70 km E-W by about 3.0 km N-S, has revealed many new potential areas of interest, uncovered either by geological reconnaissance work or by soil and till sampling surveys. Some of these areas have been further investigated with trenching and drilling, but many of these have great potential and yet have not been intensively explored to date.

## ITEM 22 RECOMMENDATIONS

Based on the results of the 2010 field campaign, a drilling program of about 2,500 metres should be considered on the David Grid. The objective would be to test the QFP felsic intrusive across its entire width and investigate its strike extensions, and also test areas up-ice from gold-bearing till and boulder samples.

It is also suggested to extend geophysical induced polarization (IP) and magnetic surveys on either side of the current David Grid. The new proposed survey would encompass the boulder sample that graded 11.03 g/t Au (#216701) to the west, to the SLTV showing to the east. Follow-up field work with the Beep Mat, combined with a trenching campaign on inaccessible gold or IP anomalies, would follow the survey.

Similarly to the geological reconnaissance program, till sampling carried out in previous years should also be extended to tighten the sample spacing in anomalous areas and to expand reconnaissance and surveys in underexplored areas.

Finally, as soon as the water level in the reservoir allows it, during the summer, all of the base metal anomalies should be channel sampled, mapped and characterized in detail. A small IP survey of a few kilometres could be planned during the winter to provide a preliminary portrait of the mineral occurrences.

## ITEM 23 REFERENCES

BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. In-house report, Virginia Gold Mines.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. In-house report, Virginia Gold Mines.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. In-house report, Virginia Gold Mines.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2007.

CAYER, A. 2007c. Technical Report and Recommendations, Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2008.

CAYER, A. 2010. Technical Report and Recommendations Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2010.

CAYER, A. and OSWALD, R. 2009. Technical Report and Recommendations, Winter 2008 Drilling Program and Fall 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., March 2009.

CAYER, A. and OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. VIRGINIA GOLD MINES INC. and GLOBESTAR MINING CORP., May 2004.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. B.Sc. Thesis. Université du Québec à Chicoutimi. Québec. 56 pages.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. In-house report, Virginia Gold Mines. 16 pages.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. and LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 10515.

FULTON, R.J. 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000.

GAGNON, R. and COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. In-house report, Virginia Gold Mines.

JAGODITS, F. L. 1996. Report on Multi sensor Helicopter-Borne Geophysical Surveys, Sakami project, Lac Guyer and Lac de la Corvette areas, Baie-James region, Québec, NTS 33G/05, 33G/06, 33G/11 and 33G/12 and 33G/08, Project 274 and 275. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 54133.

JOHNSON, M. 1996. Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James Region, Québec, NTS 33G/05, 33G/06, 33G/08, 33G/11, 33G/12. Summary Report 1996. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 56869.

L'HEUREUX, M. and BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

LAMBERT, G. 1999. Levés magnétométriques de détail, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

OAKES, B.W. and LAVOIE, L. 1976. Rapport de forage, lacs Yasinski et Guyer. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34120.

OSBORNE, B.S. 1995. A report on a reconnaissance programme in the La Grande region, Summer 1995. Prepared for Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 55392.

PARADIS, S.J. and BOIVERT, É., 1995, Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours 1995-C, p. 259-264.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Report by Géola, Exploration Consultant.

PREST, V.K., GRANT, D.R. and RAMPTON, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50018.

TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoine. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille David, Municipalité de la Baie-James, Québec, SNRC 33G / 11. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille PS, Municipalité de la Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. and TILIKI, G. K. 2009. Levé de magnétométrie et de polarisation provoquée, Propriété Poste Lemoyne Extension, grille principale et grille est, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

VEILLETTE, J.J., 1995, New evidence for northwestward glacial ice flow, James Bay region, Quebec; in Geological Survey of Canada, Current Research part C, paper 1995-C, p. 249-258.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

## ITEM 24 DATE AND SIGNATURE

### CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467, chemin du Trappeur, Saint-Sauveur, Québec, J0R 1R1, and hereby certify that:

I am presently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045, avenue Larivière, C. P. 187, Rouyn-Noranda, Québec, J9X 6V5.

I received a B.Sc. in Geology in 1998 and an M.Sc. in Earth Science in 2001 at the Université du Québec à Montréal. I have been working as a Geologist in mineral exploration since 1996.

I am a Professional in Geology presently registered at the board of the *Ordre des Géologues du Québec*, permit number 569.

I am a qualified person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Poste Lemoyne Extension Project since the summer of 2002.

I visited the property from May 2010 to September 2010 while participating to the exploration and trenching program.

I am not aware of any missing information or changes, which would have caused the present report to be misleading. I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer being part of the stock option plan of Virginia Mines Inc.

I am responsible for writing all sections of the present technical report, except for Item 12.3- 2010 Quaternary Sampling Program, utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I have read and used National Instrument 43-101 and Form 43-101F1 to make the present report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 28th day of February 2011.



Alain Cayer, M.Sc., P. Geo.

**ITEM 26 ILLUSTRATIONS**

# VIRGINIA MINES INC.

## POSTE LEMOYNE EXT. PROPERTY

Project Location



76°00' W
74°00' W
Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
POSTE LEMOYNE EXT. PROPERTY
53°00' N
33 C
33 B
KM381
James Bay road
52°00' N




Radisson
Chibougamau


Virginia's CDC



0
50
100
Kilometers


FIGURE 1

# *VIRGINIA MINES INC.*

## POSTE LEMOYNE EXT. PROPERTY

**Claim location**



33 G/12
33 G/11
33 G/06
33 G/07
Poste Lemoyne
Ext. Camp
Poste Lemoyne
Hydro substation
Trans-Taiga road
75°00' W
53°30' N
N
0
5
10
Kilometers


**FIGURE 2**

# *VIRGINIA MINES INC.*

## POSTE LEMOYNE EXT. PROPERTY

**Regional geology**

33 G/12
33 G/11
33 G/05
33 G/06
33 G/07
53°30' N
Poste Lemoyne Ext. Camp
Poste Lemoyne Hydro substation
Trans-Taiga road

I1D
I1B
I1G
I1 QFP
I2J
I2G
I3H
I4
S3
M4(S3)
M4
S4
S9
V1
V3-M16
V3
V4

For lithological codes see appendix 2
Modified geology from SIGEOM


0 5 10
Kilometers

**FIGURE 3**

## *Appendix 1 : Claims list*

**List of claims**
**CDC - Poste Lemoyne Ext.**
**Mines Virginia inc. (100%)**

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 104798 | 33 G/06 | 51.31 | 24 | 50 | 20051129 | 20111128 |
| 104799 | 33 G/06 | 51.31 | 24 | 51 | 20051129 | 20111128 |
| 104800 | 33 G/06 | 51.35 | 20 | 60 | 20051129 | 20111128 |
| 104801 | 33 G/06 | 51.34 | 21 | 57 | 20051129 | 20111128 |
| 104802 | 33 G/06 | 51.34 | 21 | 58 | 20051129 | 20111128 |
| 104803 | 33 G/06 | 51.34 | 21 | 59 | 20051129 | 20111128 |
| 104804 | 33 G/06 | 51.34 | 21 | 60 | 20051129 | 20111128 |
| 104805 | 33 G/06 | 51.33 | 22 | 51 | 20051129 | 20111128 |
| 104806 | 33 G/06 | 51.33 | 22 | 52 | 20051129 | 20111128 |
| 104807 | 33 G/06 | 51.33 | 22 | 53 | 20051129 | 20111128 |
| 104808 | 33 G/06 | 51.33 | 22 | 54 | 20051129 | 20111128 |
| 104809 | 33 G/06 | 51.33 | 22 | 55 | 20051129 | 20111128 |
| 104810 | 33 G/06 | 51.33 | 22 | 56 | 20051129 | 20111128 |
| 104811 | 33 G/06 | 51.33 | 22 | 57 | 20051129 | 20111128 |
| 104812 | 33 G/06 | 51.33 | 22 | 58 | 20051129 | 20111128 |
| 104813 | 33 G/06 | 51.33 | 22 | 59 | 20051129 | 20111128 |
| 104814 | 33 G/06 | 51.33 | 22 | 60 | 20051129 | 20111128 |
| 104815 | 33 G/06 | 51.32 | 23 | 45 | 20051129 | 20111128 |
| 104816 | 33 G/06 | 51.32 | 23 | 46 | 20051129 | 20111128 |
| 104817 | 33 G/06 | 51.32 | 23 | 47 | 20051129 | 20111128 |
| 104818 | 33 G/06 | 51.32 | 23 | 48 | 20051129 | 20111128 |
| 104819 | 33 G/06 | 51.32 | 23 | 49 | 20051129 | 20111128 |
| 104820 | 33 G/06 | 51.32 | 23 | 50 | 20051129 | 20111128 |
| 104821 | 33 G/06 | 51.32 | 23 | 51 | 20051129 | 20111128 |
| 104822 | 33 G/06 | 51.32 | 23 | 52 | 20051129 | 20111128 |
| 104823 | 33 G/06 | 51.32 | 23 | 53 | 20051129 | 20111128 |
| 104824 | 33 G/06 | 51.32 | 23 | 54 | 20051129 | 20111128 |
| 104825 | 33 G/06 | 51.32 | 23 | 55 | 20051129 | 20111128 |
| 104826 | 33 G/06 | 51.32 | 23 | 56 | 20051129 | 20111128 |
| 104827 | 33 G/06 | 51.32 | 23 | 57 | 20051129 | 20111128 |
| 104828 | 33 G/06 | 51.32 | 23 | 58 | 20051129 | 20111128 |
| 104829 | 33 G/06 | 51.32 | 23 | 59 | 20051129 | 20111128 |
| 104830 | 33 G/07 | 51.39 | 16 | 26 | 20051129 | 20111128 |
| 104831 | 33 G/07 | 51.39 | 16 | 27 | 20051129 | 20111128 |
| 104832 | 33 G/07 | 51.39 | 16 | 28 | 20051129 | 20111128 |
| 104833 | 33 G/07 | 51.39 | 16 | 29 | 20051129 | 20111128 |
| 104834 | 33 G/07 | 51.39 | 16 | 30 | 20051129 | 20111128 |
| 104835 | 33 G/07 | 51.38 | 17 | 20 | 20051129 | 20111128 |
| 104836 | 33 G/07 | 51.38 | 17 | 21 | 20051129 | 20111128 |
| 104837 | 33 G/07 | 51.38 | 17 | 22 | 20051129 | 20111128 |
| 104838 | 33 G/07 | 51.38 | 17 | 23 | 20051129 | 20111128 |
| 104839 | 33 G/07 | 51.38 | 17 | 24 | 20051129 | 20111128 |
| 104840 | 33 G/07 | 51.38 | 17 | 25 | 20051129 | 20111128 |
| 104841 | 33 G/07 | 51.38 | 17 | 26 | 20051129 | 20111128 |
| 104842 | 33 G/07 | 51.38 | 17 | 27 | 20051129 | 20111128 |
| 104843 | 33 G/07 | 51.38 | 17 | 28 | 20051129 | 20111128 |
| 104844 | 33 G/07 | 51.38 | 17 | 29 | 20051129 | 20111128 |
| 104845 | 33 G/07 | 51.38 | 17 | 30 | 20051129 | 20111128 |
| 104846 | 33 G/07 | 51.37 | 18 | 15 | 20051129 | 20111128 |
| 104847 | 33 G/07 | 51.37 | 18 | 16 | 20051129 | 20111128 |
| 104848 | 33 G/07 | 51.37 | 18 | 17 | 20051129 | 20111128 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 104849 | 33 G/07 | 51.37 | 18 | 18 | 20051129 | 20111128 |
| 104850 | 33 G/07 | 51.37 | 18 | 19 | 20051129 | 20111128 |
| 104851 | 33 G/07 | 51.37 | 18 | 20 | 20051129 | 20111128 |
| 104852 | 33 G/07 | 51.37 | 18 | 21 | 20051129 | 20111128 |
| 104853 | 33 G/07 | 51.37 | 18 | 22 | 20051129 | 20111128 |
| 104854 | 33 G/07 | 51.37 | 18 | 23 | 20051129 | 20111128 |
| 104855 | 33 G/07 | 51.37 | 18 | 24 | 20051129 | 20111128 |
| 104856 | 33 G/07 | 51.36 | 19 | 10 | 20051129 | 20111128 |
| 104857 | 33 G/07 | 51.36 | 19 | 11 | 20051129 | 20111128 |
| 104858 | 33 G/07 | 51.36 | 19 | 12 | 20051129 | 20111128 |
| 104859 | 33 G/07 | 51.36 | 19 | 13 | 20051129 | 20111128 |
| 104860 | 33 G/07 | 51.36 | 19 | 14 | 20051129 | 20111128 |
| 104861 | 33 G/07 | 51.36 | 19 | 15 | 20051129 | 20111128 |
| 104862 | 33 G/07 | 51.36 | 19 | 16 | 20051129 | 20111128 |
| 104863 | 33 G/07 | 51.36 | 19 | 17 | 20051129 | 20111128 |
| 104864 | 33 G/07 | 51.36 | 19 | 18 | 20051129 | 20111128 |
| 104865 | 33 G/07 | 51.35 | 20 | 1 | 20051129 | 20111128 |
| 104866 | 33 G/07 | 51.35 | 20 | 2 | 20051129 | 20111128 |
| 104867 | 33 G/07 | 51.35 | 20 | 3 | 20051129 | 20111128 |
| 104868 | 33 G/07 | 51.35 | 20 | 4 | 20051129 | 20111128 |
| 104869 | 33 G/07 | 51.35 | 20 | 5 | 20051129 | 20111128 |
| 104870 | 33 G/07 | 51.35 | 20 | 6 | 20051129 | 20111128 |
| 104871 | 33 G/07 | 51.35 | 20 | 7 | 20051129 | 20111128 |
| 104872 | 33 G/07 | 51.35 | 20 | 8 | 20051129 | 20111128 |
| 104873 | 33 G/07 | 51.35 | 20 | 9 | 20051129 | 20111128 |
| 104874 | 33 G/07 | 51.35 | 20 | 10 | 20051129 | 20111128 |
| 104875 | 33 G/07 | 51.35 | 20 | 11 | 20051129 | 20111128 |
| 104876 | 33 G/07 | 51.35 | 20 | 12 | 20051129 | 20111128 |
| 104877 | 33 G/07 | 51.35 | 20 | 13 | 20051129 | 20111128 |
| 104878 | 33 G/07 | 51.35 | 20 | 14 | 20051129 | 20111128 |
| 104879 | 33 G/07 | 51.35 | 20 | 15 | 20051129 | 20111128 |
| 104880 | 33 G/07 | 51.35 | 20 | 16 | 20051129 | 20111128 |
| 104881 | 33 G/07 | 51.35 | 20 | 17 | 20051129 | 20111128 |
| 104882 | 33 G/07 | 51.35 | 20 | 18 | 20051129 | 20111128 |
| 104883 | 33 G/07 | 51.34 | 21 | 1 | 20051129 | 20111128 |
| 104884 | 33 G/07 | 51.34 | 21 | 2 | 20051129 | 20111128 |
| 104885 | 33 G/07 | 51.34 | 21 | 3 | 20051129 | 20111128 |
| 104886 | 33 G/07 | 51.34 | 21 | 4 | 20051129 | 20111128 |
| 104887 | 33 G/07 | 51.34 | 21 | 5 | 20051129 | 20111128 |
| 104888 | 33 G/07 | 51.34 | 21 | 6 | 20051129 | 20111128 |
| 104889 | 33 G/07 | 51.34 | 21 | 7 | 20051129 | 20111128 |
| 104890 | 33 G/07 | 51.34 | 21 | 8 | 20051129 | 20111128 |
| 104891 | 33 G/07 | 51.33 | 22 | 1 | 20051129 | 20111128 |
| 104892 | 33 G/07 | 51.33 | 22 | 2 | 20051129 | 20111128 |
| 104893 | 33 G/07 | 51.33 | 22 | 3 | 20051129 | 20111128 |
| 104894 | 33 G/07 | 51.33 | 22 | 4 | 20051129 | 20111128 |
| 104895 | 33 G/07 | 51.39 | 16 | 31 | 20051129 | 20111128 |
| 104896 | 33 G/07 | 51.38 | 17 | 31 | 20051129 | 20111128 |
| 1082884 | 33 G/06 | 51.30 | 25 | 50 | 20020610 | 20120609 |
| 1082885 | 33 G/06 | 51.30 | 25 | 51 | 20020610 | 20120609 |
| 1082886 | 33 G/06 | 51.30 | 25 | 52 | 20020610 | 20120609 |
| 1082887 | 33 G/06 | 51.30 | 25 | 53 | 20020610 | 20120609 |
| 1082888 | 33 G/06 | 51.30 | 25 | 54 | 20020610 | 20120609 |
| 1082889 | 33 G/06 | 51.30 | 25 | 55 | 20020610 | 20120609 |
| 1082890 | 33 G/06 | 51.30 | 25 | 56 | 20020610 | 20120609 |
| 1082891 | 33 G/06 | 51.29 | 26 | 48 | 20020610 | 20120609 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 1082892 | 33 G/06 | 51.29 | 26 | 49 | 20020610 | 20120609 |
| 1082893 | 33 G/06 | 51.29 | 26 | 50 | 20020610 | 20120609 |
| 1082894 | 33 G/06 | 51.29 | 26 | 51 | 20020610 | 20120609 |
| 1082895 | 33 G/06 | 51.29 | 26 | 52 | 20020610 | 20120609 |
| 1095863 | 33 G/06 | 3.83 | 25 | 47 | 20020610 | 20120609 |
| 1095864 | 33 G/06 | 51.30 | 25 | 48 | 20020610 | 20120609 |
| 1095865 | 33 G/06 | 51.30 | 25 | 49 | 20020610 | 20120609 |
| 1095866 | 33 G/06 | 51.27 | 28 | 29 | 20020610 | 20120609 |
| 1095867 | 33 G/06 | 51.27 | 28 | 30 | 20020610 | 20120609 |
| 1095868 | 33 G/06 | 51.27 | 28 | 31 | 20020610 | 20120609 |
| 1095869 | 33 G/06 | 51.27 | 28 | 32 | 20020610 | 20120609 |
| 1095870 | 33 G/06 | 51.27 | 28 | 33 | 20020610 | 20120609 |
| 1095871 | 33 G/06 | 51.27 | 28 | 34 | 20020610 | 20120609 |
| 1095872 | 33 G/06 | 51.27 | 28 | 35 | 20020610 | 20120609 |
| 1095873 | 33 G/06 | 51.27 | 28 | 36 | 20020610 | 20120609 |
| 1095874 | 33 G/06 | 51.27 | 28 | 37 | 20020610 | 20120609 |
| 1095875 | 33 G/06 | 51.27 | 28 | 38 | 20020610 | 20120609 |
| 1105286 | 33 G/06 | 51.26 | 29 | 20 | 20021119 | 20121118 |
| 1105287 | 33 G/06 | 51.26 | 29 | 21 | 20021119 | 20121118 |
| 1105288 | 33 G/06 | 51.26 | 29 | 22 | 20021119 | 20121118 |
| 1105289 | 33 G/06 | 51.26 | 29 | 23 | 20021119 | 20121118 |
| 1105290 | 33 G/06 | 51.26 | 29 | 24 | 20021119 | 20121118 |
| 1105291 | 33 G/06 | 51.26 | 29 | 25 | 20021119 | 20121118 |
| 1105292 | 33 G/06 | 51.26 | 29 | 26 | 20021119 | 20121118 |
| 1105293 | 33 G/06 | 51.26 | 29 | 27 | 20021119 | 20121118 |
| 1105294 | 33 G/06 | 51.26 | 29 | 28 | 20021119 | 20121118 |
| 1105295 | 33 G/06 | 51.25 | 30 | 20 | 20021119 | 20121118 |
| 1105296 | 33 G/06 | 51.25 | 30 | 21 | 20021119 | 20121118 |
| 1105297 | 33 G/06 | 51.25 | 30 | 22 | 20021119 | 20121118 |
| 1105298 | 33 G/06 | 51.25 | 30 | 23 | 20021119 | 20121118 |
| 1105299 | 33 G/06 | 51.25 | 30 | 24 | 20021119 | 20121118 |
| 1105300 | 33 G/06 | 51.25 | 30 | 25 | 20021119 | 20121118 |
| 1105301 | 33 G/06 | 51.25 | 30 | 26 | 20021119 | 20121118 |
| 1105302 | 33 G/06 | 51.25 | 30 | 27 | 20021119 | 20121118 |
| 1105303 | 33 G/06 | 51.25 | 30 | 28 | 20021119 | 20121118 |
| 1105304 | 33 G/06 | 51.27 | 28 | 24 | 20021119 | 20121118 |
| 1105307 | 33 G/06 | 51.27 | 28 | 26 | 20021119 | 20121118 |
| 1105308 | 33 G/06 | 51.27 | 28 | 27 | 20021119 | 20121118 |
| 1105309 | 33 G/06 | 51.27 | 28 | 28 | 20021119 | 20121118 |
| 1131924 | 33 G/06 | 51.27 | 28 | 25 | 20021119 | 20121118 |
| 2139852 | 33 G/11 | 51.24 | 1 | 20 | 20071213 | 20111212 |
| 2139853 | 33 G/11 | 51.24 | 1 | 21 | 20071213 | 20111212 |
| 2139854 | 33 G/11 | 51.24 | 1 | 22 | 20071213 | 20111212 |
| 2139855 | 33 G/11 | 51.24 | 1 | 23 | 20071213 | 20111212 |
| 2139856 | 33 G/11 | 51.24 | 1 | 24 | 20071213 | 20111212 |
| 2139857 | 33 G/11 | 51.24 | 1 | 25 | 20071213 | 20111212 |
| 2139858 | 33 G/11 | 51.24 | 1 | 26 | 20071213 | 20111212 |
| 2139859 | 33 G/11 | 51.23 | 2 | 20 | 20071213 | 20111212 |
| 2139860 | 33 G/11 | 51.23 | 2 | 21 | 20071213 | 20111212 |
| 2139861 | 33 G/11 | 51.23 | 2 | 22 | 20071213 | 20111212 |
| 2139862 | 33 G/11 | 51.23 | 2 | 23 | 20071213 | 20111212 |
| 2139863 | 33 G/11 | 51.23 | 2 | 24 | 20071213 | 20111212 |
| 2139864 | 33 G/11 | 51.23 | 2 | 25 | 20071213 | 20111212 |
| 2139865 | 33 G/11 | 51.23 | 2 | 26 | 20071213 | 20111212 |
| 2139866 | 33 G/11 | 51.23 | 2 | 27 | 20071213 | 20111212 |
| 2139867 | 33 G/11 | 51.23 | 2 | 28 | 20071213 | 20111212 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2139868 | 33 G/11 | 51.22 | 3 | 27 | 20071213 | 20111212 |
| 2139869 | 33 G/11 | 51.22 | 3 | 28 | 20071213 | 20111212 |
| 2139870 | 33 G/11 | 51.22 | 3 | 29 | 20071213 | 20111212 |
| 2154154 | 33 G/06 | 51.25 | 30 | 18 | 20080522 | 20120521 |
| 2154155 | 33 G/06 | 51.25 | 30 | 19 | 20080522 | 20120521 |
| 2154156 | 33 G/11 | 51.24 | 1 | 16 | 20080522 | 20120521 |
| 2154157 | 33 G/11 | 51.24 | 1 | 17 | 20080522 | 20120521 |
| 2154158 | 33 G/11 | 51.24 | 1 | 18 | 20080522 | 20120521 |
| 2154159 | 33 G/11 | 51.24 | 1 | 19 | 20080522 | 20120521 |
| 2154160 | 33 G/11 | 51.23 | 2 | 13 | 20080522 | 20120521 |
| 2154161 | 33 G/11 | 51.23 | 2 | 14 | 20080522 | 20120521 |
| 2154162 | 33 G/11 | 51.23 | 2 | 15 | 20080522 | 20120521 |
| 2154163 | 33 G/11 | 51.23 | 2 | 16 | 20080522 | 20120521 |
| 2154164 | 33 G/11 | 51.23 | 2 | 17 | 20080522 | 20120521 |
| 2154165 | 33 G/11 | 51.23 | 2 | 18 | 20080522 | 20120521 |
| 2154166 | 33 G/11 | 51.23 | 2 | 19 | 20080522 | 20120521 |
| 2171230 | 33 G/06 | 51.31 | 24 | 52 | 20080908 | 20120907 |
| 2171231 | 33 G/06 | 51.31 | 24 | 53 | 20080908 | 20120907 |
| 2171232 | 33 G/06 | 51.31 | 24 | 54 | 20080908 | 20120907 |
| 2171233 | 33 G/06 | 51.31 | 24 | 55 | 20080908 | 20120907 |
| 2171234 | 33 G/06 | 51.31 | 24 | 56 | 20080908 | 20120907 |
| 2171235 | 33 G/06 | 51.31 | 24 | 57 | 20080908 | 20120907 |
| 2171236 | 33 G/06 | 51.31 | 24 | 58 | 20080908 | 20120907 |
| 2171237 | 33 G/06 | 51.31 | 24 | 59 | 20080908 | 20120907 |
| 2171238 | 33 G/06 | 51.30 | 25 | 57 | 20080908 | 20120907 |
| 2171239 | 33 G/06 | 51.30 | 25 | 58 | 20080908 | 20120907 |
| 2171240 | 33 G/06 | 51.29 | 26 | 53 | 20080908 | 20120907 |
| 2171241 | 33 G/06 | 51.29 | 26 | 54 | 20080908 | 20120907 |
| 2171242 | 33 G/06 | 51.29 | 26 | 55 | 20080908 | 20120907 |
| 2171243 | 33 G/06 | 51.29 | 26 | 56 | 20080908 | 20120907 |
| 2171244 | 33 G/06 | 51.29 | 26 | 57 | 20080908 | 20120907 |
| 2171445 | 33 G/06 | 51.32 | 23 | 60 | 20080910 | 20120909 |
| 2171446 | 33 G/06 | 51.31 | 24 | 60 | 20080910 | 20120909 |
| 2171447 | 33 G/06 | 51.30 | 25 | 59 | 20080910 | 20120909 |
| 2171448 | 33 G/06 | 51.30 | 25 | 60 | 20080910 | 20120909 |
| 2171449 | 33 G/06 | 51.29 | 26 | 58 | 20080910 | 20120909 |
| 2171450 | 33 G/06 | 51.29 | 26 | 59 | 20080910 | 20120909 |
| 2171451 | 33 G/06 | 51.29 | 26 | 60 | 20080910 | 20120909 |
| 2185812 | 33 G/07 | 51.36 | 19 | 19 | 20090728 | 20110727 |
| 2185813 | 33 G/07 | 51.36 | 19 | 20 | 20090728 | 20110727 |
| 2185814 | 33 G/07 | 51.36 | 19 | 21 | 20090728 | 20110727 |
| 2185815 | 33 G/07 | 51.35 | 20 | 19 | 20090728 | 20110727 |
| 2185816 | 33 G/07 | 51.35 | 20 | 20 | 20090728 | 20110727 |
| 2185817 | 33 G/07 | 51.35 | 20 | 21 | 20090728 | 20110727 |
| 2185818 | 33 G/11 | 51.21 | 4 | 11 | 20090728 | 20110727 |
| 2185819 | 33 G/11 | 51.21 | 4 | 12 | 20090728 | 20110727 |
| 2185820 | 33 G/11 | 51.21 | 4 | 13 | 20090728 | 20110727 |
| 2185821 | 33 G/11 | 51.21 | 4 | 14 | 20090728 | 20110727 |
| 2185822 | 33 G/11 | 51.21 | 4 | 15 | 20090728 | 20110727 |
| 2185823 | 33 G/11 | 51.21 | 4 | 16 | 20090728 | 20110727 |
| 2185824 | 33 G/11 | 51.21 | 4 | 17 | 20090728 | 20110727 |
| 2185825 | 33 G/11 | 51.21 | 4 | 18 | 20090728 | 20110727 |
| 2185826 | 33 G/11 | 51.21 | 4 | 19 | 20090728 | 20110727 |
| 2186108 | 33 G/05 | 51.27 | 28 | 50 | 20090729 | 20110728 |
| 2186109 | 33 G/05 | 51.27 | 28 | 52 | 20090729 | 20110728 |
| 2186110 | 33 G/05 | 51.27 | 28 | 53 | 20090729 | 20110728 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2186111 | 33 G/05 | 51.27 | 28 | 54 | 20090729 | 20110728 |
| 2186112 | 33 G/05 | 51.27 | 28 | 55 | 20090729 | 20110728 |
| 2186113 | 33 G/05 | 51.27 | 28 | 57 | 20090729 | 20110728 |
| 2186114 | 33 G/05 | 51.27 | 28 | 59 | 20090729 | 20110728 |
| 2186115 | 33 G/05 | 51.26 | 29 | 49 | 20090729 | 20110728 |
| 2186116 | 33 G/05 | 51.26 | 29 | 50 | 20090729 | 20110728 |
| 2186117 | 33 G/05 | 51.26 | 29 | 51 | 20090729 | 20110728 |
| 2186118 | 33 G/05 | 51.26 | 29 | 52 | 20090729 | 20110728 |
| 2186119 | 33 G/05 | 51.26 | 29 | 53 | 20090729 | 20110728 |
| 2186120 | 33 G/05 | 51.26 | 29 | 55 | 20090729 | 20110728 |
| 2186121 | 33 G/05 | 51.26 | 29 | 56 | 20090729 | 20110728 |
| 2186122 | 33 G/05 | 51.26 | 29 | 57 | 20090729 | 20110728 |
| 2186123 | 33 G/05 | 51.26 | 29 | 58 | 20090729 | 20110728 |
| 2186124 | 33 G/05 | 51.26 | 29 | 59 | 20090729 | 20110728 |
| 2186125 | 33 G/05 | 51.25 | 30 | 49 | 20090729 | 20110728 |
| 2186126 | 33 G/05 | 51.25 | 30 | 50 | 20090729 | 20110728 |
| 2186127 | 33 G/05 | 51.25 | 30 | 51 | 20090729 | 20110728 |
| 2186128 | 33 G/05 | 51.25 | 30 | 52 | 20090729 | 20110728 |
| 2186129 | 33 G/05 | 51.25 | 30 | 53 | 20090729 | 20110728 |
| 2186130 | 33 G/05 | 51.25 | 30 | 54 | 20090729 | 20110728 |
| 2186131 | 33 G/05 | 51.25 | 30 | 55 | 20090729 | 20110728 |
| 2186132 | 33 G/05 | 51.25 | 30 | 56 | 20090729 | 20110728 |
| 2186133 | 33 G/05 | 51.25 | 30 | 57 | 20090729 | 20110728 |
| 2186134 | 33 G/05 | 51.25 | 30 | 58 | 20090729 | 20110728 |
| 2186135 | 33 G/05 | 51.25 | 30 | 59 | 20090729 | 20110728 |
| 2186136 | 33 G/05 | 51.25 | 30 | 60 | 20090729 | 20110728 |
| 2186137 | 33 G/12 | 51.24 | 1 | 49 | 20090729 | 20110728 |
| 2186138 | 33 G/12 | 51.24 | 1 | 50 | 20090729 | 20110728 |
| 2186139 | 33 G/12 | 51.24 | 1 | 51 | 20090729 | 20110728 |
| 2186140 | 33 G/12 | 51.24 | 1 | 52 | 20090729 | 20110728 |
| 2186141 | 33 G/12 | 51.24 | 1 | 53 | 20090729 | 20110728 |
| 2186142 | 33 G/12 | 51.24 | 1 | 54 | 20090729 | 20110728 |
| 2186143 | 33 G/12 | 51.24 | 1 | 55 | 20090729 | 20110728 |
| 2186144 | 33 G/12 | 51.24 | 1 | 56 | 20090729 | 20110728 |
| 2186145 | 33 G/12 | 51.24 | 1 | 57 | 20090729 | 20110728 |
| 2186146 | 33 G/12 | 51.24 | 1 | 58 | 20090729 | 20110728 |
| 2186147 | 33 G/12 | 51.24 | 1 | 59 | 20090729 | 20110728 |
| 2186148 | 33 G/12 | 51.24 | 1 | 60 | 20090729 | 20110728 |
| 2186149 | 33 G/06 | 51.29 | 26 | 22 | 20090729 | 20110728 |
| 2186150 | 33 G/06 | 51.29 | 26 | 23 | 20090729 | 20110728 |
| 2186151 | 33 G/06 | 51.29 | 26 | 24 | 20090729 | 20110728 |
| 2186152 | 33 G/06 | 51.29 | 26 | 25 | 20090729 | 20110728 |
| 2186153 | 33 G/06 | 51.29 | 26 | 26 | 20090729 | 20110728 |
| 2186154 | 33 G/06 | 51.28 | 27 | 20 | 20090729 | 20110728 |
| 2186155 | 33 G/06 | 51.28 | 27 | 21 | 20090729 | 20110728 |
| 2186156 | 33 G/06 | 51.28 | 27 | 22 | 20090729 | 20110728 |
| 2186157 | 33 G/06 | 51.28 | 27 | 23 | 20090729 | 20110728 |
| 2186158 | 33 G/06 | 51.28 | 27 | 24 | 20090729 | 20110728 |
| 2186159 | 33 G/06 | 51.27 | 28 | 14 | 20090729 | 20110728 |
| 2186160 | 33 G/06 | 51.27 | 28 | 15 | 20090729 | 20110728 |
| 2186161 | 33 G/06 | 51.27 | 28 | 16 | 20090729 | 20110728 |
| 2186162 | 33 G/06 | 51.27 | 28 | 17 | 20090729 | 20110728 |
| 2186163 | 33 G/06 | 51.27 | 28 | 18 | 20090729 | 20110728 |
| 2186164 | 33 G/06 | 51.27 | 28 | 19 | 20090729 | 20110728 |
| 2186165 | 33 G/06 | 51.27 | 28 | 20 | 20090729 | 20110728 |
| 2186166 | 33 G/06 | 51.27 | 28 | 21 | 20090729 | 20110728 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2186167 | 33 G/06 | 51.27 | 28 | 22 | 20090729 | 20110728 |
| 2186168 | 33 G/06 | 51.27 | 28 | 23 | 20090729 | 20110728 |
| 2186169 | 33 G/06 | 51.26 | 29 | 12 | 20090729 | 20110728 |
| 2186170 | 33 G/06 | 51.26 | 29 | 13 | 20090729 | 20110728 |
| 2186171 | 33 G/06 | 51.26 | 29 | 15 | 20090729 | 20110728 |
| 2186172 | 33 G/06 | 51.26 | 29 | 16 | 20090729 | 20110728 |
| 2186173 | 33 G/06 | 51.26 | 29 | 17 | 20090729 | 20110728 |
| 2186174 | 33 G/06 | 51.26 | 29 | 18 | 20090729 | 20110728 |
| 2186175 | 33 G/06 | 51.25 | 30 | 1 | 20090729 | 20110728 |
| 2186176 | 33 G/06 | 51.25 | 30 | 2 | 20090729 | 20110728 |
| 2186177 | 33 G/06 | 51.25 | 30 | 3 | 20090729 | 20110728 |
| 2186178 | 33 G/06 | 51.25 | 30 | 4 | 20090729 | 20110728 |
| 2186179 | 33 G/06 | 51.25 | 30 | 5 | 20090729 | 20110728 |
| 2186180 | 33 G/06 | 51.25 | 30 | 6 | 20090729 | 20110728 |
| 2186181 | 33 G/06 | 51.25 | 30 | 7 | 20090729 | 20110728 |
| 2186182 | 33 G/06 | 51.25 | 30 | 8 | 20090729 | 20110728 |
| 2186183 | 33 G/06 | 51.25 | 30 | 9 | 20090729 | 20110728 |
| 2186184 | 33 G/06 | 51.25 | 30 | 10 | 20090729 | 20110728 |
| 2186185 | 33 G/06 | 51.25 | 30 | 11 | 20090729 | 20110728 |
| 2186186 | 33 G/06 | 51.25 | 30 | 12 | 20090729 | 20110728 |
| 2186187 | 33 G/06 | 51.25 | 30 | 13 | 20090729 | 20110728 |
| 2186188 | 33 G/06 | 51.25 | 30 | 14 | 20090729 | 20110728 |
| 2186189 | 33 G/06 | 51.25 | 30 | 15 | 20090729 | 20110728 |
| 2186190 | 33 G/06 | 51.25 | 30 | 16 | 20090729 | 20110728 |
| 2186191 | 33 G/11 | 51.24 | 1 | 1 | 20090729 | 20110728 |
| 2186192 | 33 G/11 | 51.24 | 1 | 2 | 20090729 | 20110728 |
| 2186193 | 33 G/11 | 51.24 | 1 | 3 | 20090729 | 20110728 |
| 2186194 | 33 G/11 | 51.24 | 1 | 4 | 20090729 | 20110728 |
| 2186195 | 33 G/11 | 51.24 | 1 | 6 | 20090729 | 20110728 |
| 2186196 | 33 G/11 | 51.24 | 1 | 7 | 20090729 | 20110728 |
| 2186197 | 33 G/11 | 51.24 | 1 | 9 | 20090729 | 20110728 |
| 2186198 | 33 G/11 | 51.24 | 1 | 10 | 20090729 | 20110728 |
| 2186199 | 33 G/11 | 51.24 | 1 | 12 | 20090729 | 20110728 |
| 2186200 | 33 G/11 | 51.24 | 1 | 13 | 20090729 | 20110728 |
| 2186201 | 33 G/11 | 51.24 | 1 | 14 | 20090729 | 20110728 |
| 2186202 | 33 G/11 | 51.23 | 2 | 2 | 20090729 | 20110728 |
| 2186203 | 33 G/11 | 51.23 | 2 | 3 | 20090729 | 20110728 |
| 2186204 | 33 G/11 | 51.23 | 2 | 4 | 20090729 | 20110728 |
| 2186205 | 33 G/11 | 51.23 | 2 | 5 | 20090729 | 20110728 |
| 2186206 | 33 G/11 | 51.23 | 2 | 6 | 20090729 | 20110728 |
| 2186207 | 33 G/11 | 51.23 | 2 | 7 | 20090729 | 20110728 |
| 2186208 | 33 G/11 | 51.23 | 2 | 10 | 20090729 | 20110728 |
| 2186209 | 33 G/11 | 51.23 | 2 | 11 | 20090729 | 20110728 |
| 2186210 | 33 G/11 | 51.23 | 2 | 12 | 20090729 | 20110728 |
| 2186211 | 33 G/11 | 51.22 | 3 | 5 | 20090729 | 20110728 |
| 2186212 | 33 G/11 | 51.22 | 3 | 6 | 20090729 | 20110728 |
| 2186213 | 33 G/11 | 51.22 | 3 | 7 | 20090729 | 20110728 |
| 2186214 | 33 G/11 | 51.22 | 3 | 8 | 20090729 | 20110728 |
| 2186215 | 33 G/11 | 51.22 | 3 | 9 | 20090729 | 20110728 |
| 2186216 | 33 G/11 | 51.22 | 3 | 10 | 20090729 | 20110728 |
| 2186217 | 33 G/11 | 51.22 | 3 | 11 | 20090729 | 20110728 |
| 2186218 | 33 G/11 | 51.22 | 3 | 12 | 20090729 | 20110728 |
| 2186219 | 33 G/11 | 51.22 | 3 | 13 | 20090729 | 20110728 |
| 2186220 | 33 G/11 | 51.22 | 3 | 14 | 20090729 | 20110728 |
| 2186221 | 33 G/11 | 51.22 | 3 | 15 | 20090729 | 20110728 |
| 2186222 | 33 G/11 | 51.22 | 3 | 16 | 20090729 | 20110728 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2186223 | 33 G/11 | 51.22 | 3 | 17 | 20090729 | 20110728 |
| 2186224 | 33 G/11 | 51.22 | 3 | 18 | 20090729 | 20110728 |
| 2186225 | 33 G/11 | 51.22 | 3 | 19 | 20090729 | 20110728 |
| 2186226 | 33 G/11 | 51.21 | 4 | 5 | 20090729 | 20110728 |
| 2186227 | 33 G/11 | 51.21 | 4 | 6 | 20090729 | 20110728 |
| 2186228 | 33 G/11 | 51.21 | 4 | 7 | 20090729 | 20110728 |
| 2186229 | 33 G/11 | 51.21 | 4 | 8 | 20090729 | 20110728 |
| 2186230 | 33 G/11 | 51.21 | 4 | 9 | 20090729 | 20110728 |
| 2186231 | 33 G/11 | 51.21 | 4 | 10 | 20090729 | 20110728 |
| 2192885 | 33 G/05 | 51.27 | 28 | 46 | 20091028 | 20111027 |
| 2192886 | 33 G/05 | 51.27 | 28 | 47 | 20091028 | 20111027 |
| 2192887 | 33 G/05 | 51.27 | 28 | 48 | 20091028 | 20111027 |
| 2192888 | 33 G/05 | 51.26 | 29 | 46 | 20091028 | 20111027 |
| 2192889 | 33 G/05 | 51.26 | 29 | 47 | 20091028 | 20111027 |
| 2192890 | 33 G/05 | 51.26 | 29 | 48 | 20091028 | 20111027 |
| 2193183 | 33 G/05 | 51.30 | 26 | 30 | 20091102 | 20111101 |
| 2193184 | 33 G/05 | 51.29 | 26 | 31 | 20091102 | 20111101 |
| 2193185 | 33 G/05 | 51.29 | 26 | 32 | 20091102 | 20111101 |
| 2193186 | 33 G/05 | 51.29 | 26 | 33 | 20091102 | 20111101 |
| 2193187 | 33 G/05 | 51.29 | 26 | 34 | 20091102 | 20111101 |
| 2193188 | 33 G/05 | 51.29 | 26 | 35 | 20091102 | 20111101 |
| 2193189 | 33 G/05 | 51.29 | 26 | 36 | 20091102 | 20111101 |
| 2193190 | 33 G/05 | 51.29 | 27 | 30 | 20091102 | 20111101 |
| 2193191 | 33 G/05 | 51.28 | 27 | 31 | 20091102 | 20111101 |
| 2193192 | 33 G/05 | 51.28 | 27 | 32 | 20091102 | 20111101 |
| 2193193 | 33 G/05 | 51.28 | 27 | 33 | 20091102 | 20111101 |
| 2193194 | 33 G/05 | 51.28 | 27 | 34 | 20091102 | 20111101 |
| 2193195 | 33 G/05 | 51.28 | 27 | 35 | 20091102 | 20111101 |
| 2193196 | 33 G/05 | 51.28 | 27 | 36 | 20091102 | 20111101 |
| 2193197 | 33 G/05 | 51.28 | 27 | 37 | 20091102 | 20111101 |
| 2193198 | 33 G/05 | 51.28 | 27 | 38 | 20091102 | 20111101 |
| 2193199 | 33 G/05 | 51.28 | 27 | 39 | 20091102 | 20111101 |
| 2193200 | 33 G/05 | 51.28 | 27 | 40 | 20091102 | 20111101 |
| 2193201 | 33 G/05 | 51.28 | 27 | 41 | 20091102 | 20111101 |
| 2193202 | 33 G/05 | 51.28 | 27 | 42 | 20091102 | 20111101 |
| 2193203 | 33 G/05 | 51.28 | 27 | 43 | 20091102 | 20111101 |
| 2193204 | 33 G/05 | 51.27 | 28 | 37 | 20091102 | 20111101 |
| 2193205 | 33 G/05 | 51.27 | 28 | 38 | 20091102 | 20111101 |
| 2193206 | 33 G/05 | 51.27 | 28 | 39 | 20091102 | 20111101 |
| 2193207 | 33 G/05 | 51.27 | 28 | 40 | 20091102 | 20111101 |
| 2193208 | 33 G/05 | 51.27 | 28 | 41 | 20091102 | 20111101 |
| 2193209 | 33 G/05 | 51.27 | 28 | 42 | 20091102 | 20111101 |
| 2193210 | 33 G/05 | 51.27 | 28 | 43 | 20091102 | 20111101 |
| 2193211 | 33 G/05 | 51.27 | 28 | 44 | 20091102 | 20111101 |
| 2193212 | 33 G/05 | 51.27 | 28 | 45 | 20091102 | 20111101 |
| 2193213 | 33 G/05 | 51.26 | 29 | 43 | 20091102 | 20111101 |
| 2193214 | 33 G/05 | 51.26 | 29 | 44 | 20091102 | 20111101 |
| 2193215 | 33 G/05 | 51.26 | 29 | 45 | 20091102 | 20111101 |
| 2193216 | 33 G/05 | 51.25 | 30 | 46 | 20091102 | 20111101 |
| 2193217 | 33 G/05 | 51.25 | 30 | 47 | 20091102 | 20111101 |
| 2193218 | 33 G/05 | 51.25 | 30 | 48 | 20091102 | 20111101 |
| 22081 | 33 G/06 | 51.30 | 25 | 30 | 20040406 | 20120405 |
| 22082 | 33 G/06 | 51.29 | 26 | 27 | 20040406 | 20120405 |
| 22083 | 33 G/06 | 51.29 | 26 | 28 | 20040406 | 20120405 |
| 22084 | 33 G/06 | 51.29 | 26 | 29 | 20040406 | 20120405 |
| 22085 | 33 G/06 | 51.29 | 26 | 30 | 20040406 | 20120405 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 22086 | 33 G/06 | 51.28 | 27 | 25 | 20040406 | 20120405 |
| 22087 | 33 G/06 | 51.28 | 27 | 26 | 20040406 | 20120405 |
| 22088 | 33 G/06 | 51.28 | 27 | 27 | 20040406 | 20120405 |
| 22089 | 33 G/06 | 51.28 | 27 | 28 | 20040406 | 20120405 |
| 22090 | 33 G/06 | 51.28 | 27 | 29 | 20040406 | 20120405 |
| 22091 | 33 G/06 | 51.28 | 27 | 30 | 20040406 | 20120405 |
| 22092 | 33 G/06 | 51.31 | 24 | 39 | 20040406 | 20120405 |
| 22093 | 33 G/06 | 51.31 | 24 | 40 | 20040406 | 20120405 |
| 22094 | 33 G/06 | 51.31 | 24 | 41 | 20040406 | 20120405 |
| 22095 | 33 G/06 | 51.31 | 24 | 42 | 20040406 | 20120405 |
| 22096 | 33 G/06 | 51.31 | 24 | 43 | 20040406 | 20120405 |
| 22097 | 33 G/06 | 51.31 | 24 | 44 | 20040406 | 20120405 |
| 22098 | 33 G/06 | 51.31 | 24 | 45 | 20040406 | 20120405 |
| 22099 | 33 G/06 | 51.31 | 24 | 46 | 20040406 | 20120405 |
| 22100 | 33 G/06 | 51.31 | 24 | 47 | 20040406 | 20120405 |
| 22101 | 33 G/06 | 51.31 | 24 | 48 | 20040406 | 20120405 |
| 22102 | 33 G/06 | 51.31 | 24 | 49 | 20040406 | 20120405 |
| 22103 | 33 G/06 | 51.30 | 25 | 31 | 20040406 | 20120405 |
| 22104 | 33 G/06 | 51.30 | 25 | 32 | 20040406 | 20120405 |
| 22105 | 33 G/06 | 51.30 | 25 | 33 | 20040406 | 20120405 |
| 22106 | 33 G/06 | 51.30 | 25 | 34 | 20040406 | 20120405 |
| 22107 | 33 G/06 | 51.30 | 25 | 35 | 20040406 | 20120405 |
| 22108 | 33 G/06 | 51.30 | 25 | 36 | 20040406 | 20120405 |
| 22109 | 33 G/06 | 51.30 | 25 | 37 | 20040406 | 20120405 |
| 22110 | 33 G/06 | 51.30 | 25 | 38 | 20040406 | 20120405 |
| 22111 | 33 G/06 | 51.30 | 25 | 39 | 20040406 | 20120405 |
| 22112 | 33 G/06 | 51.30 | 25 | 40 | 20040406 | 20120405 |
| 22113 | 33 G/06 | 51.30 | 25 | 41 | 20040406 | 20120405 |
| 22114 | 33 G/06 | 51.30 | 25 | 42 | 20040406 | 20120405 |
| 22115 | 33 G/06 | 51.30 | 25 | 43 | 20040406 | 20120405 |
| 22116 | 33 G/06 | 51.30 | 25 | 44 | 20040406 | 20120405 |
| 22117 | 33 G/06 | 51.30 | 25 | 45 | 20040406 | 20120405 |
| 22118 | 33 G/06 | 51.30 | 25 | 46 | 20040406 | 20120405 |
| 22119 | 33 G/06 | 51.29 | 26 | 31 | 20040406 | 20120405 |
| 22120 | 33 G/06 | 51.29 | 26 | 32 | 20040406 | 20120405 |
| 22121 | 33 G/06 | 51.29 | 26 | 33 | 20040406 | 20120405 |
| 22122 | 33 G/06 | 51.29 | 26 | 34 | 20040406 | 20120405 |
| 22123 | 33 G/06 | 51.29 | 26 | 35 | 20040406 | 20120405 |
| 22124 | 33 G/06 | 51.29 | 26 | 36 | 20040406 | 20120405 |
| 22125 | 33 G/06 | 51.29 | 26 | 37 | 20040406 | 20120405 |
| 22126 | 33 G/06 | 51.29 | 26 | 38 | 20040406 | 20120405 |
| 22127 | 33 G/06 | 51.29 | 26 | 39 | 20040406 | 20120405 |
| 22128 | 33 G/06 | 51.29 | 26 | 40 | 20040406 | 20120405 |
| 22129 | 33 G/06 | 51.29 | 26 | 41 | 20040406 | 20120405 |
| 22130 | 33 G/06 | 51.29 | 26 | 42 | 20040406 | 20120405 |
| 22131 | 33 G/06 | 51.29 | 26 | 43 | 20040406 | 20120405 |
| 22132 | 33 G/06 | 51.29 | 26 | 44 | 20040406 | 20120405 |
| 22133 | 33 G/06 | 51.29 | 26 | 45 | 20040406 | 20120405 |
| 22134 | 33 G/06 | 51.28 | 27 | 31 | 20040406 | 20120405 |
| 22135 | 33 G/06 | 51.28 | 27 | 32 | 20040406 | 20120405 |
| 22136 | 33 G/06 | 51.28 | 27 | 33 | 20040406 | 20120405 |
| 22137 | 33 G/06 | 51.28 | 27 | 34 | 20040406 | 20120405 |
| 22138 | 33 G/06 | 51.28 | 27 | 35 | 20040406 | 20120405 |
| 22139 | 33 G/06 | 51.28 | 27 | 36 | 20040406 | 20120405 |
| 22140 | 33 G/06 | 51.28 | 27 | 37 | 20040406 | 20120405 |
| 22141 | 33 G/06 | 51.28 | 27 | 38 | 20040406 | 20120405 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 22142 | 33 G/06 | 51.28 | 27 | 39 | 20040406 | 20120405 |
| 22143 | 33 G/06 | 51.28 | 27 | 40 | 20040406 | 20120405 |
| 22144 | 33 G/06 | 47.47 | 25 | 47 | 20040406 | 20120405 |
| 2225572 | 33 G/05 | 51.27 | 28 | 49 | 20100503 | 20120502 |
| 2225573 | 33 G/05 | 51.27 | 28 | 51 | 20100503 | 20120502 |
| 2225574 | 33 G/05 | 51.27 | 28 | 56 | 20100503 | 20120502 |
| 2225575 | 33 G/05 | 51.27 | 28 | 58 | 20100503 | 20120502 |
| 2225576 | 33 G/05 | 51.26 | 29 | 54 | 20100503 | 20120502 |
| 2225577 | 33 G/06 | 51.26 | 29 | 11 | 20100503 | 20120502 |
| 2225578 | 33 G/06 | 51.26 | 29 | 14 | 20100503 | 20120502 |
| 2225579 | 33 G/06 | 51.25 | 30 | 17 | 20100503 | 20120502 |
| 2225580 | 33 G/11 | 51.24 | 1 | 5 | 20100503 | 20120502 |
| 2225581 | 33 G/11 | 51.24 | 1 | 8 | 20100503 | 20120502 |
| 2225582 | 33 G/11 | 51.24 | 1 | 11 | 20100503 | 20120502 |
| 2227471 | 33 G/11 | 51.22 | 3 | 20 | 20100504 | 20120503 |
| 2227472 | 33 G/11 | 51.22 | 3 | 21 | 20100504 | 20120503 |
| 2227473 | 33 G/11 | 51.22 | 3 | 22 | 20100504 | 20120503 |
| 2227474 | 33 G/11 | 51.22 | 3 | 23 | 20100504 | 20120503 |
| 2227475 | 33 G/11 | 51.22 | 3 | 24 | 20100504 | 20120503 |
| 2227476 | 33 G/11 | 51.22 | 3 | 25 | 20100504 | 20120503 |
| 2227477 | 33 G/11 | 51.22 | 3 | 26 | 20100504 | 20120503 |
| 2227478 | 33 G/11 | 51.21 | 4 | 20 | 20100504 | 20120503 |
| 2227479 | 33 G/11 | 51.21 | 4 | 21 | 20100504 | 20120503 |
| 2227480 | 33 G/11 | 51.21 | 4 | 22 | 20100504 | 20120503 |
| 2227481 | 33 G/11 | 51.21 | 4 | 23 | 20100504 | 20120503 |
| 2227482 | 33 G/11 | 51.21 | 4 | 24 | 20100504 | 20120503 |
| 2227483 | 33 G/11 | 51.21 | 4 | 25 | 20100504 | 20120503 |
| 2227484 | 33 G/11 | 51.21 | 4 | 26 | 20100504 | 20120503 |
| 2227485 | 33 G/11 | 51.21 | 4 | 27 | 20100504 | 20120503 |
| 2227486 | 33 G/11 | 51.21 | 4 | 28 | 20100504 | 20120503 |
| 2227487 | 33 G/11 | 51.21 | 4 | 29 | 20100504 | 20120503 |
| 2227488 | 33 G/11 | 51.20 | 5 | 23 | 20100504 | 20120503 |
| 2227489 | 33 G/11 | 51.20 | 5 | 24 | 20100504 | 20120503 |
| 2227490 | 33 G/11 | 51.20 | 5 | 25 | 20100504 | 20120503 |
| 2235743 | 33 G/06 | 51.28 | 27 | 51 | 20100601 | 20120531 |
| 2235744 | 33 G/06 | 51.28 | 27 | 52 | 20100601 | 20120531 |
| 2235745 | 33 G/06 | 51.28 | 27 | 53 | 20100601 | 20120531 |
| 2235852 | 33 G/06 | 51.28 | 27 | 41 | 20100602 | 20120601 |
| 2235853 | 33 G/06 | 51.28 | 27 | 50 | 20100602 | 20120601 |
| 2236230 | 33 G/11 | 51.20 | 5 | 10 | 20100603 | 20120602 |
| 2236231 | 33 G/11 | 51.20 | 5 | 11 | 20100603 | 20120602 |
| 2236232 | 33 G/11 | 51.20 | 5 | 12 | 20100603 | 20120602 |
| 2236233 | 33 G/11 | 51.20 | 5 | 13 | 20100603 | 20120602 |
| 2236234 | 33 G/11 | 51.20 | 5 | 14 | 20100603 | 20120602 |
| 2236235 | 33 G/11 | 51.20 | 5 | 15 | 20100603 | 20120602 |
| 2236236 | 33 G/11 | 51.20 | 5 | 16 | 20100603 | 20120602 |
| 2236237 | 33 G/11 | 51.20 | 5 | 17 | 20100603 | 20120602 |
| 2236238 | 33 G/11 | 51.20 | 5 | 18 | 20100603 | 20120602 |
| 2236239 | 33 G/11 | 51.20 | 5 | 19 | 20100603 | 20120602 |
| 2236240 | 33 G/11 | 51.20 | 5 | 20 | 20100603 | 20120602 |
| 2236241 | 33 G/11 | 51.20 | 5 | 21 | 20100603 | 20120602 |
| 2236242 | 33 G/11 | 51.20 | 5 | 22 | 20100603 | 20120602 |
| 2236243 | 33 G/11 | 51.19 | 6 | 13 | 20100603 | 20120602 |
| 2236244 | 33 G/11 | 51.19 | 6 | 14 | 20100603 | 20120602 |
| 2236245 | 33 G/11 | 51.19 | 6 | 15 | 20100603 | 20120602 |
| 2236246 | 33 G/11 | 51.19 | 6 | 16 | 20100603 | 20120602 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2236247 | 33 G/11 | 51.19 | 6 | 17 | 20100603 | 20120602 |
| 2236248 | 33 G/11 | 51.19 | 6 | 18 | 20100603 | 20120602 |
| 2236249 | 33 G/11 | 51.18 | 7 | 13 | 20100603 | 20120602 |
| 2236250 | 33 G/11 | 51.18 | 7 | 14 | 20100603 | 20120602 |
| 2236251 | 33 G/11 | 51.18 | 7 | 15 | 20100603 | 20120602 |
| 2236252 | 33 G/11 | 51.18 | 7 | 16 | 20100603 | 20120602 |
| 2236253 | 33 G/11 | 51.18 | 7 | 17 | 20100603 | 20120602 |
| 2238479 | 33 G/06 | 51.26 | 29 | 19 | 20100621 | 20120620 |
| 2239426 | 33 G/06 | 51.28 | 27 | 45 | 20100705 | 20120704 |
| 2241020 | 33G11 | 51.23 | 2 | 8 | 20100716 | 20120715 |
| 2243299 | 33 G/06 | 51.29 | 26 | 46 | 20100728 | 20120727 |
| 2243300 | 33 G/06 | 51.29 | 26 | 47 | 20100728 | 20120727 |
| 2243301 | 33 G/06 | 51.28 | 27 | 46 | 20100728 | 20120727 |
| 2243302 | 33 G/06 | 51.28 | 27 | 47 | 20100728 | 20120727 |
| 2243303 | 33 G/06 | 51.28 | 27 | 48 | 20100728 | 20120727 |
| 2243304 | 33 G/06 | 51.28 | 27 | 49 | 20100728 | 20120727 |
| 2245238 | 33G11 | 51.24 | 1 | 15 | 20100812 | 20120811 |
| 2245239 | 33G11 | 51.23 | 2 | 9 | 20100812 | 20120811 |
| 2245265 | 33G11 | 51.23 | 2 | 1 | 20100812 | 20120811 |
| 2245267 | 33G11 | 51.22 | 3 | 1 | 20100812 | 20120811 |
| 2245268 | 33G11 | 51.22 | 3 | 2 | 20100812 | 20120811 |
| 2245270 | 33G11 | 51.22 | 3 | 3 | 20100812 | 20120811 |
| 2245272 | 33G11 | 51.22 | 3 | 4 | 20100812 | 20120811 |
| 2245274 | 33G11 | 51.21 | 4 | 1 | 20100812 | 20120811 |
| 2245276 | 33G11 | 51.21 | 4 | 2 | 20100812 | 20120811 |
| 2245278 | 33G11 | 51.21 | 4 | 3 | 20100812 | 20120811 |
| 2245280 | 33G11 | 51.21 | 4 | 4 | 20100812 | 20120811 |
| 2245282 | 33G11 | 51.20 | 5 | 1 | 20100812 | 20120811 |
| 2245284 | 33G11 | 51.20 | 5 | 2 | 20100812 | 20120811 |
| 2245286 | 33G11 | 51.20 | 5 | 3 | 20100812 | 20120811 |
| 2245288 | 33G11 | 51.20 | 5 | 4 | 20100812 | 20120811 |
| 2245290 | 33G11 | 51.20 | 5 | 5 | 20100812 | 20120811 |
| 2245292 | 33G11 | 51.20 | 5 | 6 | 20100812 | 20120811 |
| 2245294 | 33G11 | 51.20 | 5 | 7 | 20100812 | 20120811 |
| 2245295 | 33G11 | 51.20 | 5 | 8 | 20100812 | 20120811 |
| 2245296 | 33G11 | 51.20 | 5 | 9 | 20100812 | 20120811 |
| 2245297 | 33G11 | 51.19 | 6 | 3 | 20100812 | 20120811 |
| 2245298 | 33G11 | 51.19 | 6 | 4 | 20100812 | 20120811 |
| 2245299 | 33G11 | 51.19 | 6 | 5 | 20100812 | 20120811 |
| 2245300 | 33G11 | 51.19 | 6 | 6 | 20100812 | 20120811 |
| 2245301 | 33G11 | 51.19 | 6 | 7 | 20100812 | 20120811 |
| 2245302 | 33G11 | 51.19 | 6 | 8 | 20100812 | 20120811 |
| 2245303 | 33G11 | 51.19 | 6 | 9 | 20100812 | 20120811 |
| 2245304 | 33G11 | 51.19 | 6 | 10 | 20100812 | 20120811 |
| 2245305 | 33G11 | 51.19 | 6 | 11 | 20100812 | 20120811 |
| 2245306 | 33G11 | 51.19 | 6 | 12 | 20100812 | 20120811 |
| 2245307 | 33G11 | 51.18 | 7 | 5 | 20100812 | 20120811 |
| 2245308 | 33G11 | 51.18 | 7 | 6 | 20100812 | 20120811 |
| 2245309 | 33G11 | 51.18 | 7 | 7 | 20100812 | 20120811 |
| 2245310 | 33G11 | 51.18 | 7 | 8 | 20100812 | 20120811 |
| 2245311 | 33G11 | 51.18 | 7 | 9 | 20100812 | 20120811 |
| 2245312 | 33G11 | 51.18 | 7 | 10 | 20100812 | 20120811 |
| 2245313 | 33G11 | 51.18 | 7 | 11 | 20100812 | 20120811 |
| 2245314 | 33G11 | 51.18 | 7 | 12 | 20100812 | 20120811 |
| 2245315 | 33G11 | 51.17 | 8 | 7 | 20100812 | 20120811 |
| 2245316 | 33G11 | 51.17 | 8 | 8 | 20100812 | 20120811 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2245317 | 33G11 | 51.17 | 8 | 9 | 20100812 | 20120811 |
| 2245318 | 33G11 | 51.17 | 8 | 10 | 20100812 | 20120811 |
| 2245319 | 33G11 | 51.17 | 8 | 11 | 20100812 | 20120811 |
| 2245320 | 33G11 | 51.17 | 8 | 12 | 20100812 | 20120811 |
| 2245321 | 33G12 | 51.24 | 1 | 48 | 20100812 | 20120811 |
| 2245322 | 33G12 | 51.23 | 2 | 48 | 20100812 | 20120811 |
| 2245323 | 33G12 | 51.23 | 2 | 49 | 20100812 | 20120811 |
| 2245324 | 33G12 | 51.23 | 2 | 50 | 20100812 | 20120811 |
| 2245325 | 33G12 | 51.23 | 2 | 51 | 20100812 | 20120811 |
| 2245326 | 33G12 | 51.23 | 2 | 52 | 20100812 | 20120811 |
| 2245327 | 33G12 | 51.23 | 2 | 53 | 20100812 | 20120811 |
| 2245328 | 33G12 | 51.23 | 2 | 54 | 20100812 | 20120811 |
| 2245329 | 33G12 | 51.23 | 2 | 55 | 20100812 | 20120811 |
| 2245330 | 33G12 | 51.23 | 2 | 56 | 20100812 | 20120811 |
| 2245331 | 33G12 | 51.23 | 2 | 57 | 20100812 | 20120811 |
| 2245332 | 33G12 | 51.23 | 2 | 58 | 20100812 | 20120811 |
| 2245333 | 33G12 | 51.23 | 2 | 59 | 20100812 | 20120811 |
| 2245334 | 33G12 | 51.23 | 2 | 60 | 20100812 | 20120811 |
| 2245335 | 33G12 | 51.22 | 3 | 48 | 20100812 | 20120811 |
| 2245336 | 33G12 | 51.22 | 3 | 49 | 20100812 | 20120811 |
| 2245337 | 33G12 | 51.22 | 3 | 50 | 20100812 | 20120811 |
| 2245338 | 33G12 | 51.22 | 3 | 51 | 20100812 | 20120811 |
| 2245339 | 33G12 | 51.22 | 3 | 52 | 20100812 | 20120811 |
| 2245340 | 33G12 | 51.22 | 3 | 53 | 20100812 | 20120811 |
| 2245341 | 33G12 | 51.22 | 3 | 54 | 20100812 | 20120811 |
| 2245342 | 33G12 | 51.22 | 3 | 55 | 20100812 | 20120811 |
| 2245343 | 33G12 | 51.22 | 3 | 56 | 20100812 | 20120811 |
| 2245344 | 33G12 | 51.22 | 3 | 57 | 20100812 | 20120811 |
| 2245345 | 33G12 | 51.22 | 3 | 58 | 20100812 | 20120811 |
| 2245346 | 33G12 | 51.22 | 3 | 59 | 20100812 | 20120811 |
| 2245347 | 33G12 | 51.22 | 3 | 60 | 20100812 | 20120811 |
| 2245348 | 33G12 | 51.21 | 4 | 48 | 20100812 | 20120811 |
| 2245349 | 33G12 | 51.21 | 4 | 49 | 20100812 | 20120811 |
| 2245350 | 33G12 | 51.21 | 4 | 50 | 20100812 | 20120811 |
| 2245351 | 33G12 | 51.21 | 4 | 51 | 20100812 | 20120811 |
| 2245352 | 33G12 | 51.21 | 4 | 52 | 20100812 | 20120811 |
| 2245353 | 33G12 | 51.21 | 4 | 53 | 20100812 | 20120811 |
| 2245354 | 33G12 | 51.21 | 4 | 54 | 20100812 | 20120811 |
| 2245355 | 33G12 | 51.21 | 4 | 55 | 20100812 | 20120811 |
| 2245356 | 33G12 | 51.21 | 4 | 56 | 20100812 | 20120811 |
| 2245357 | 33G12 | 51.21 | 4 | 57 | 20100812 | 20120811 |
| 2245358 | 33G12 | 51.21 | 4 | 58 | 20100812 | 20120811 |
| 2245359 | 33G12 | 51.21 | 4 | 59 | 20100812 | 20120811 |
| 2245360 | 33G12 | 51.21 | 4 | 60 | 20100812 | 20120811 |
| 2245361 | 33G12 | 51.20 | 5 | 55 | 20100812 | 20120811 |
| 2245362 | 33G12 | 51.20 | 5 | 56 | 20100812 | 20120811 |
| 2245363 | 33G12 | 51.20 | 5 | 57 | 20100812 | 20120811 |
| 2245364 | 33G12 | 51.20 | 5 | 58 | 20100812 | 20120811 |
| 2245365 | 33G12 | 51.20 | 5 | 59 | 20100812 | 20120811 |
| 2245366 | 33G12 | 51.20 | 5 | 60 | 20100812 | 20120811 |

## *Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)*


Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

# Légende générale de la carte géologique

## - Édition revue et augmentée -

**Kamal N.M. Sharma**
**coordonnateur**


SIGÉOM
Système d'information
géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

**MB 96-28**

## Tableau 5 — Roches felsiques / acides

| ROCHES FELSIQUES / ACIDES 1 | | | |
|---|---|---|---|
| **I1 ROCHES INTRUSIVES FELSIQUES** | | **ROCHES VOLCANIQUES FELSIQUES** | **V1** |
| **I1A** Granite à feldspath alcalin | ← | → Rhyolite à feldspath alcalin | **V1A** |
| **I1B** Granite | ← | → Rhyolite | **V1B** |
| **I1C** Granodiorite | ← | → Rhyodacite | **V1C** |
| **I1D** Tonalite | ← | → Dacite | **V1D** |
| **I1E** Trondhjémite | | Rhyolite comenditique | **V1BC** |
| **I1F** Aplite | | Rhyolite pantelléritique | **V1BP** |
| **I1G** Pegmatite (granitique) | | Trachydacite | **V1E** |
| **I1H** Granophyre | | | |
| **I1I** Granitoïde riche en quartz | | | |
| **I1J** Quartzolite (silexite) | | | |
| **I1K** Alaskite | | | |
| **I1L** Syéno-granite | | | |
| **I1M** Monzo-granite | | | |
| **I1N** Filon / veine de quartz | | | |
| **I1O** Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin) | | | |
| **I1P** Granite à hypersthène (charnockite) | | | |
| **I1Q** Syéno-granite à hypersthène | | | |
| **I1R** Monzo-granite à hypersthène (farsundite) | | | |
| **I1S** Granodiorite à hypersthène (opdalite ou charno-enderbite | | | |
| **I1T** Tonalite à hypersthène (enderbite) | | | |

←→ indique les termes intrusifs et volcaniques équivalents

## Tableau 6 – Roches intermédiaires

| ROCHES INTERMÉDIAIRES 2 | | | | | |
|---|---|---|---|---|---|
| **I2** | **ROCHES INTRUSIVES INTERMÉDIAIRES** | | | **ROCHES VOLCANIQUES INTERMÉDIAIRES** | **V2** |
| **I2A** | Syénite quartzifère à feldspath alcalin | ← | → | Trachyte quartzifère à feldspath alcalin | **V2A** |
| **I2B** | Syénite à feldspath alcalin | ← | → | Trachyte à feldspath alcalin | **V2B** |
| **I2C** | Syénite quartzifère | ← | → | Trachyte quartzifère | **V2C** |
| **I2D** | Syénite | ← | → | Trachyte | **V2D** |
| **I2E** | Monzonite quartzifère | ← | → | Latite quartzifère | **V2E** |
| **I2F** | Monzonite | ← | → | Latite | **V2FL** |
| **I2G** | Monzodiorite quartzifère | ← | → | (Andésite) | **(V2J)** |
| **I2H** | Monzodiorite | ← | → | (Andésite) | **(V2J)** |
| **I2I** | Diorite quartzifère | ← | → | (Andésite) | **(V2J)** |
| **I2J** | Diorite | ← | → | Andésite | **V2J** |
| **I2K** | Monzosyénite | | | Icelandite | **V2JI** |
| **I2BR** | Syénite foïdifère à feldspath alcalin | | | Trachyte foïdifère à feldspath alcalin | **V2BR** |
| **I2DR** | Syénite foïdifère | | | Trachyte foïdifère | **V2DR** |
| **I2DF** | Syénite foïdique | | | Phonolite | **V2G** |
| **I2KF** | Monzosyénite foïdique | | | Phonolite téphritique | **V2GT** |
| **I2FR** | Monzonite foïdifère | | | Latite foïdifère | **V2LR** |
| **I2HR** | Monzodiorite foïdifère | | | Trachyandesite | **V2F** |
| **I2HF** | Monzodiorite foïdique | | | Benmoreïte | **V2FB** |
| **I2JR** | Diorite foïdifère | | | Trachyte comenditique | **V2DC** |
| **I2JF** | Diorite foïdique | | | Trachyte pantelléritique | **V2DP** |
| **I2M** | Syénite à feldspath alcalin avec hypersthène | | | | |
| **I2N** | Syénite à hypersthène | | | | |
| **I2O** | Monzonite à hypersthène (mangérite) | | | | |
| **I2P** | Monzodiorite à hypersthène (jotunite) | | | | |
| **I2Q** | Diorite à hypersthène | | | | |

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

## Tableau 7 — Roches mafiques / basiques

| ROCHES MAFIQUES / BASIQUES 3 | | | |
|---|---|---|---|
| **I3** | **ROCHES INTRUSIVES MAFIQUES** | **ROCHES VOLCANIQUES MAFIQUES** | **V3** |
| **I3A** | Gabbro | Basalte andésitique/Andésite basaltique | **V3A** |
| **I3B** | Diabase | Icelandite basaltique | **V3AI** |
| **I3C** | Monzogabbro | Basalte | **V3B** |
| **I3D** | Ferrogabbro | Basalte à quartz | **V3C** |
| **I3E** | Gabbro à quartz | Trachybasalte | **V3D** |
| **I3F** | Diabase à quartz | Hawaiite | **V3DH** |
| **I3G** | Anorthosite | Trachybasalte potassique | **V3DK** |
| **I3H** | Anorthosite gabbroïque | Basalte à olivine | **V3E** |
| **I3I** | Gabbro anorthositique | Basalte magnésien (> 9 % MgO) | **V3F** |
| **I3J** | Norite | Trachyandésite basaltique | **V3G** |
| **I3P** | Leuconorite | Mugéarite | **V3GM** |
| **I3K** | Gabbro à olivine | Shoshonite | **V3GS** |
| **I3L** | Norite à olivine | Basanite | **V3H** |
| **I3M** | Diabase à olivine | Basanite phonolitique | **V3HP** |
| **I3N** | Troctolite | Téphrite | **V3I** |
| **I3O** | Lamprophyre mafique | Téphrite phonolitique | **V3IP** |
| **I3OM** | Minette | Boninite | **V3J** |
| **I3OK** | Kersantite | | |
| **I3OV** | Vogesite | | |
| **I3OS** | Spessartite | | |
| **I3CQ** | Monzogabbro quartzifère | | |
| **I3CR** | Monzogabbro foïdifère | | |
| **I3CF** | Monzogabbro foïdique | | |
| **I3AR** | Gabbro foïdifère | | |
| **I3AF** | Gabbro foïdique | | |
| **I3GQ** | Anorthosite quartzifère | | |
| **I3GR** | Anorthosite foïdifère | | |
| **I3Q** | Gabbronorite | | |
| **I3R** | Gabbronorite à olivine | | |
| **I3S** | Monzonorite | | |
| **I3T** | Anorthosite à hypersthène | | |

## Tableau 8 — Roches ultramafiques et ultrabasiques

| ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4 | | | |
|---|---|---|---|
| I4 | ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES | ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES | V4 |
| I4A | Hornblendite | Komatiite (> 18 % MgO) | V4A |
| I4B | Pyroxénite | | |
| I4C | Clinopyroxénite | Komatiite pyroxénitique | V4B |
| I4D | Webstérite | | |
| I4E | Orthopyroxénite | Komatiite péridotitique | V4C |
| I4F | Clinopyroxénite à olivine | | |
| I4G | Webstérite à olivine | Komatiite dunitique | V4D |
| I4H | Orthopyroxénite à olivine | | |
| I4I | Péridotite | Meimechite | V4E |
| I4J | Wehrlite | | |
| I4K | Lherzolite | Melilitite | V4F |
| I4L | Harzburgite | | |
| I4M | Dunite | Melilitite à olivine | V4FO |
| I4N | Serpentinite | | |
| I4O | Lamprophyre ultramafique | Roche volcanique ultramafique à melilite | V4M |
| I4OS | Sannaïte | | |
| I4OC | Camptonite | Picrobasalte | V4G |
| I4OM | Monchiquite | | |
| I4OP | Polzenite | Picrite | V4H |
| I4OA | Alnöite | | |
| I4P | Kimberlite | Foïdite | V4I |
| I4PA | Kimberlite (groupe I) | | |
| I4PB | Kimberlite (groupe II) | Néphélinite | V4IN |
| I4Q | Carbonatite | | |
| I4QM | Magnésiocarbonatite | Foïdite phonolitique | V4IP |
| I4QC | Calciocarbonatite | | |
| I4QF | Ferrocarbonatite | Foïdite téphritique | V4IT |
| I4QA | Aillikites | | |
| I4QD | Damtjernites (Damkjernites) | | |
| I4R | Lamproïte | | |
| I4S | Foïdolite | | |
| I4T | Melilitolite | | |

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

**Tableau 9 — Volcanites explosives**

| VOLCANITES EXPLOSIVES | | |
|---|---|---|
| ▼ | Pyroclastites/tuf - indifférenciés | **TU** |
| ▼x | Tuf à cristaux | **TX** |
| ▼r | Tuf lithique | **TI** |
| ▼l | Tuf à lapilli | **TL** |
| ▼ls | Lapillistone | **TO** |
| ▼b | Tuf à blocs | **TM** |
| ▼lb | Tuf à lapilli et à blocs | **TY** |
| ▼bl | Tuf à blocs et à lapilli | **TZ** |
| ▼e | Tuf à cendres | **TD** |
| ▼c | Tuf cherteux | **TC** |
| ▼g | Tuf graphiteux | **TG** |
| ▼s | Tuf soudé | **TS** |
| ▼h | Hyalotuf (Vitric tuff) | **TH** |
| ♦ | Brèche pyroclastique | **BP** |
| ▽ | Volcanoclastites* | **VC** |
| | etc. | |

Fragments


Polygéniques


Monogéniques

Exemples :

| | |
|---|---|
| V2▼x PG | Tuf intermédiaire, à cristaux de PG |
| V2▼lb | Tuf intermédiaire, à lapilli et à blocs, monogénique |
| VID▼b | Tuf dacitique, à blocs, monogénique |
| V▼c | Tuf cherteux |
| V▼ | Tuf indifférencié |

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

## Tableau 15 — Codification lithologique des sédiments

**S SÉDIMENTS** (roches sédimentaires indéterminées)

**S1 GRÈS** (terme général comprenant les arénites et les wackes)

**S1A** Grès quartzitique
**S1B** Grès feldspathique
**S1C** Arkose
**S1D** Grès arkosique
**S1E** Grès lithique
**S1F** Grès lithique subfeldspathique

**S2 ARÉNITE**

**S2A** Arénite quartzitique
**S2B** Subarkose
**S2C** Arkose
**S2D** Arénite arkosique
**S2E** Arénite lithique
**S2F** Sublitharénite

**S3 WACKE**

**S3A** Wacke quartzitique

**S3C** Wacke arkosique
**S3D** Wacke feldspathique
**S3E** Wacke lithique

**S4 CONGLOMÉRAT**

**S4A** Conglomérat monogénique
**S4B** Conglomérat monogénique «clast-supported»
**S4C** Conglomérat monogénique «matrix-supported»
**S4D** Conglomérat polygénique
**S4E** Conglomérat polygénique «clast-supported»
**S4F** Conglomérat polygénique «matrix-supported»
**S4G** Conglomérat intraformationnel
**S4H** Conglomérat intraformationnel «clast-supported»
**S4I** Conglomérat intraformationnel «matrix-supported»
**S4J** Tillite

---

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

## S5 BRÈCHE

**S5A** Brèche monogénique
**S5B** Brèche monogénique «clast-supported»
**S5C** Brèche monogénique «matrix-supported»
**S5D** Brèche polygénique
**S5E** Brèche polygénique «clast-supported»
**S5F** Brèche polygénique «matrix-supported»
**S5G** Brèche intraformationnel
**S5H** Brèche intraformationnel «clast-supported»
**S5I** Brèche intraformationnel «matrix-supported»

## S6 MUDROCK

**S6A** Siltstone
**S6B** Siltshale
**S6C** Siltslate
**S6D** Mudstone
**S6E** Mudshale
**S6F** Mudslate
**S6G** Claystone
**S6H** Clayshale
**S6I** Clayslate

## S7 CALCAIRE

**S7A** Calcilutite
**S7B** Calcisiltite
**S7C** Calcarénite
**S7D** Calcirudite
**S7E** Mudstone
**S7F** Wackestone
**S7G** Packstone
**S7H** Grainstone
**S7I** Boundstone
**S7J** Bafflestone
**S7K** Rudstone

## S8 DOLOMIE

**S8A** Dololutite
**S8B** Dolosiltite
**S8C** Dolarénite
**S8D** Dolorudite

## S9 FORMATION DE FER

**S9A** Formation de fer indéterminée
**S9B** Formation de fer oxydée
**S9C** Formation de fer carbonatée
**S9D** Formation de fer silicatée
**S9E** Formation de fer sulfurée

**S10 CHERT**

**S10A** Chert oxydé
**S10B** Chert carbonaté
**S10C** Chert silicaté
**S10D** Chert sulfuré
**S10E** Chert graphiteux/carboné
**S10F** Chert ferrugineux
**SI0J** Jaspe (Jaspilite)

**S11 EXHALITE**

**S12 ÉVAPORITE**

**S12A** Halite
**S12B** Sylvite
**S12C** Anhydrite
**S12D** Gypse
**S12E** Sulfate

**S13 PHOSPHORITE**

## SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

**Tableau 17A — Roches métamorphiques et tectoniques**

| ROCHES MÉTAMORPHIQUES ET TECTONIQUES M | | |
|---|---|---|
| **M1** Gneiss | **M18** Cornéenne | |
| **M2** Gneiss rubané | **M20** Métatexite | spécifier le % du mobilisat et identifier la protolite |
| **M3** Orthogneiss | **M21** Diatexite | |
| **M4** Paragneiss | **M21A** Granite d'anatexie | |
| **M5** Gneiss quartzofeldspathique | **M22** Migmatite | |
| **M6** Gneiss granitique | **M23** Agmatite | |
| **M7** Granulite (gneiss granulitique) | **M24** Cataclasite* | |
| **M8** Schiste | **M25** Mylonite* | |
| **M9** Orthoschiste | **M26** Brèche tectonique* | |
| **M10** Paraschiste | | |
| **M11** Phyllade | | |
| **M12** Quartzite | | |
| **M13** Marbre (calcaire cristallin) | | |
| **M14** Roche calco-silicatée | **M30** Tourmalinite | |
| **M15** Roche métasomatique (incluant skarn ou tactite) | **M31** Coticule | |
| **M16** Amphibolite | | |
| **M17** Éclogite | | |

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

**Tableau 17B — Tectonites**

| TECTONITES T | |
|---|---|
| T1 | Cataclasite |
| T1A | Brèche de faille |
| T1B | Microbrèche de faille |
| T1C | Gouge de faille |
| T1D | Pseudotachylite |
| T1E | Mylolisthénite |
| T1F | Brèche d'impact |
| T1G | Impactite |
| T2 | Mylonite |
| T2A | Protomylonite |
| T2B | Orthomylonite |
| T2C | Ultramylonite |
| T2D | Phyllonite |
| T2E | Blastomylonite |
| T3A | Gneiss droit («Straight gneiss») |
| T3B | Gneiss porphyroclastique |
| T3C | Gneiss régulier |
| T3D | Gneiss irrégulier |
| T4 | Brèche tectonique |
| T4A | Mélange tectonique |
| T4B | Brèche tectonique à matrice de marbre («Marble tectonic breccia») |

**OUTCROPS AND SAMPLE DESCRIPTIONS**

**AS WELL AS ASSAY RESULTS ARE AVAILABLE ON DEMAND ADDRESSED TO :**

**VIRGINIA MINES INC.**
**116, RUE ST-PIERRE, SUITE 200**
**QUEBEC, QC G1K 4A7**
**CANADA**

**Phone : (418) 690-9832 or (800) 476-1853**
**Email : mines@virginia.qc.ca**